Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cytonics Corporation
658 W. Indiantown Road
Jupiter, FL 33458
https://cytonics.com/

Up to $4,837,293.30 in Series C Preferred Stock at $2.30
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cytonics Corporation
Address: 658 W. Indiantown Road, Jupiter, FL 33458
State of Incorporation: FL
Date Incorporated: July 19, 2006

Terms:

Equity

Offering Minimum: $9,998.10 | 4,347 shares of Series C Preferred Stock
Offering Maximum: $4,837,293.30 | 2,103,171 shares of Series C Preferred Stock
Type of Security Offered: Series C Preferred Stock
Purchase Price of Security Offered: $2.30
Minimum Investment Amount (per investor): $499.10

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*`

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor, you are eligible for additional bonus shares.

Flash Perks

Flash Perk 1

Invest between January 12-16 and receive 10% bonus shares.

Flash Perk 2

Invest between February 12-16 and receive 10% bonus shares.

Combo/Avid Investor Perks

Early Bronze

Invest $2,000+ within the first two weeks and receive an additional 10% of your investment in bonus shares.

Early Silver

Invest $5,000+ within the first two weeks and receive an additional 15% of your investment in bonus shares.

Early Gold

Invest $10,000+ within the first two weeks and receive an additional 20% of your investment in bonus shares.

Amount-Based Perks

Bronze | $5,000+

Invest $5,000+ and receive an additional 5% of your investment in bonus shares.

Silver | $10,000+

Invest $10,000+ and receive an additional 10% of your investment in bonus shares + 1 hour call with Joey Bose, President, and CEO.

Gold | $25,000+

Invest $25,000+ and receive an additional 15% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from.

Diamond | $50,000+

Invest $50,000+ and receive an additional 20% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis).

Platinum | $100,000+

Invest $100,000+ and receive 25% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis.

*In order to receive investment incentives beyond the issuance and ownership of the shares you purchased one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks and investment incentives occur when the offering is completed.

....

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks and investment incentives due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks and investment incentives because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Cytonics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $2.30 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus as well as the Loyalty and/or Reservations Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cytonics Corporation ("Cytonics" or the "Company") is a biopharmaceutical company developing novel therapies for osteoarthritis and other inflammatory diseases. Founded in 2006 by a board-certified orthopedic surgeon and prolific researcher, the company is on a mission to disrupt the regenerative medicine field with its proprietary and innovative biologic therapies for osteoarthritis.

If approved by the FDA, we believe Cytonics' novel treatment for osteoarthritis, CYT-108, will be the first and only therapy that targets the root cause of osteoarthritis. CYT-108 actually reverses the effects of the disease by repairing cartilage damage and restoring joint health.

Cytonics Australia Pty Ltd is a fully owned subsidiary established specifically to manage the expenses associated with clinical trials. This strategic structuring facilitates the company's eligibility to claim a 43.5% Research and Development Tax Incentive (RDTI) offered by the Australian government. The Constitution of Cytonics Australia Pty Ltd outlines the governance framework that directs company management, ensuring compliance with the provisions of the Corporations Act.

Business Model

We are an early-stage biotechnology research and development company with an FDA-approved therapy in the market. This medical device, called the Autologous Protease Inhibitor Concentrate system ("APIC" for short), purifies out a therapeutic blood protein called A2M. When injected into the joint, A2M inhibits the destructive enzymes that chew up the protective cartilage, thereby promoting cartilage regeneration and encouraging joint restoration. Since 2015, APIC therapy has treated

over 8,000 patients and serves as clinical proof that A2M is an effective treatment for osteoarthritis. Now, we are leveraging the power of A2M to create a "super A2M" - a genetically modified version of the naturally occurring blood protein that has enhanced efficacy and global commercial potential.

Called "CYT-108," this lead drug candidate has been shown to be up to 4x more effective than the natural A2M in preclinical studies and is on the verge of a first-in-human Phase 1 clinical trial. We dedicate all of our resources to the development of CYT-108 and run a very lean operation (-70% of all investor dollars and revenue is spent on research and development).

Once we have clinical data in hand, we will be in an advantageous position to align with a strategic partner and/or license the development rights to a larger pharmaceutical company. Our investors will realize a return on their investment when we either (1) sell the entire company in a private acquisition, or (2) publicly list Cytonics' stock ahead of a developmental licensing agreement with a strategic partner.

Cytonics Corporation was initially organized as Gamma Spine, Inc., a Florida corporation on July 19, 2006, and changed its name to Cytonics Corporation on April 20, 2007.

Competitors and Industry

Competitors

Large pharmaceutical companies have not been able to do what we've done because they have adopted a very narrow approach to treating osteoarthritis (OA). Big Pharma has tried to imitate the successful discovery of a treatment for rheumatoid arthritis (RA) by looking for a single cause of OA. They failed to realize that the cause of OA is multi-faceted and cannot be distilled down to one root cause. Their attempts failed because they didn't see the bigger picture, which is that OA is much more complex and that a successful therapeutic would have to inhibit multiple targets instead of just one. Fortunately, our lab has proven that A2M is a broad-spectrum inhibitor of all proteins that could potentially cause OA.

Another reason that Big Pharma hasn't been able to develop a therapeutic like ours is that their focus has historically been on developing small molecule drugs (think pills that come in a bottle) instead of biologic therapies (like our recombinant A2M). By establishing a biologic treatment, we open ourselves up to potential fast-track status by the FDA, which would bring our recombinant A2M drug to market much faster and at a significantly lower cost. Biologics have taken off in recent years, and we are at the forefront of this innovation.

Industry

We have determined the size of the osteoarthritis (OA) market by looking at the current market for rheumatoid arthritis (RA) treatments. Historically, rheumatoid arthritis was treated by anti-inflammatories and painkillers much like osteoarthritis. These palliative measures were not adequate. Fortunately, researchers discovered that RA was caused by the overproduction of a single protein called TNF-alpha. One of the researchers won a Nobel Prize for this discovery. Not long after, drug companies developed a way to stop TNF-alpha via TNF-alpha Inhibitors. Three of the top ten selling drugs in the world are TNF-alpha Inhibitors, with over $30 billion worth of worldwide sales last year.

We know that the incidence of OA is six times that of RA. Six times the current sales of TNFalpha Inhibitors equate to a $180 billion market for any therapy that can treat OA like our A2M product does.

It is also important to consider that, unlike rheumatoid arthritis, osteoarthritis can also result from injury to the joint. Our estimate of $180 billion is conservative and the actual number is likely much more significant.

Current Stage and Roadmap

Current Stage

The company's current IP Portfolio includes 22 issued US and international patents with 5 patents pending.

We are currently developing "CYT-108," a novel biologic therapy for osteoarthritis. We also have an OA biomarker test ("FACT") and medical device treatment treatment ("APIC") in the market. Our licensing partner of the APIC device is currently pursuing FDA approval for a modified APIC device called the "APIC Mini" (a more cost-effective solution for smaller joints).

We have completed preclinical studies for our genetically modified A2M variant, "CYT-108," and are ready for our first-in-human Phase 1 clinical trial. Our Contract Manufacturing Organization, Goodwin Biotechnology, has purified our GMP-grade CYT-108 for human clinical studies.

APIC, our Autologous Protease Inhibitor Concentrate (APIC) therapy, is FDA-approved and has been used to treat over 8,000 patients to date. It works by concentrating the naturally occurring, therapeutic A2M protein found in the bloodstream and delivering this purified A2M into arthritic joints. We have licensed the manufacturing and distribution rights to two 3rd parties manufacturers in the human and veterinary markets. It is also being used to treat racehorses with success.

FACT Diagnostic, or the Fibronectin-Aggrecan Test ("FACT") is a diagnostic to measure the level of cartilage damage in

arthritic joints. This diagnostic is sold alongside the APIC therapy.

Future Roadmap

Cytonics is on the cusp of a Phase 1 clinical trial for our novel biologic drug candidate, CYT-108, as a treatment for osteoarthritis of the knee. We have started the manufacturing process to produce a "GMP-grade" (Good Manufacturing Practices) drug product, which will be ready in early December 2023 to deliver to the clinical trial sites. We have selected an Australian CRO (Contract Manufacturing Organization) to manage the Phase 1 clinical trial, which will oversee two clinical trial sites in the country. We anticipate initiating this first-in-human study in early 1Q24. The trial will involve a dosing period of three months and a three-month follow-up, collecting safety and efficacy data along the six-month time course. We expect preliminary results to be ready by early 4Q24. This dataset will be used to attract the interest of strategic partners and potential acquirers. We expect to enter into a strategic partnership to fund the next valuation inflection, a Phase 2 clinical trial, which will determine the efficacy of CYT-108 as a treatment for OA of the knee in a large patient population (hundreds of subjects) that is sufficiently powered to obtain statistically significant results. We expect that a positive Phase 2 dataset will lead to an exit in the form of (1) a licensing deal with a larger pharmaceutical company followed by an IPO, or (2) a private sale of Cytonics' entire intellectual property portfolio. Both of these strategies will allow shareholders to liquidate their investments.

The Team

Officers and Directors

Name: Gaetano Scuderi

Gaetano Scuderi's current primary role is with Palm Beach Spine and Sport. Gaetano Scuderi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Chairman of the Board (Full Time)
  Dates of Service: July, 2006 - Present
  Responsibilities: Dr. Scuderi is involved in shareholder relations, recruiting talent, providing expert medical advice, and designing clinical studies. Dr. Scuderi does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Palm Beach Spine and Sport
  Title: Orthopaedic Surgeon
  Dates of Service: December, 2012 - Present
  Responsibilities: Board-certified orthopaedic surgeon

Name: Joey Bose

Joey Bose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & President
  Dates of Service: May, 2018 - Present
  Responsibilities: Mr. Bose is responsible for the day-to-day operations of the company, raising capital and managing all of the employees and service providers in pursuance of the Phase 1 clinical study for CYT-108. Mr. Bose currently receives salary compensation of $204K for this role with a $100K milestone bonus schedule and 434K Common Stock Options.

Name: Tracy Goeken

Tracy Goeken's current primary role is with Linical. Tracy Goeken currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (Part Time)
  Dates of Service: November, 2020 - Present
  Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews

and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. Goeken's experience managing clinical trials gives Cytonics the expertise necessary to design and conduct Phase 1 and 2 studies. Tracy does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Aventusoft
  Title: Medical Advisory Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: Provide medical advice and strategy to organization in an advisory capacity

Other business experience in the past three years:

- Employer: BioFlorida
  Title: Board of Directors
  Dates of Service: March, 2022 - Present
  Responsibilities: Provide strategic and operational oversight to BioFlorida

Other business experience in the past three years:

- Employer: Keiser University
  Title: Advisory Board Member, Biomedical Sciences
  Dates of Service: November, 2020 - December, 2021
  Responsibilities: Provide strategic and operational support to the Biomedical Sciences educational division.

Other business experience in the past three years:

- Employer: Linical
  Title: Chief Medical Officer
  Dates of Service: January, 2018 - Present
  Responsibilities: Builds and maintains an "organizational culture" of Quality within the organization. Provides strategic leadership and management to the organization that mirrors the adopted mission and core value of the company.

Name: Gordon Ramseier

Gordon Ramseier's current primary role is with BCI Life Science Advisors. Gordon Ramseier currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (Part Time)
  Dates of Service: March, 2009 - Present
  Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Mr. Ramseier's experience as a biotech consultant provides Cytonics with the experience necessary to identify licensing opportunities for its drug assets.

Other business experience in the past three years:

- Employer: BCI Life Science Advisors
  Title: President
  Dates of Service: January, 2019 - Present
  Responsibilities: Provide consulting services on a part time basis

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as

hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The company's current IP Portfolio includes 22 issued US and international patents with 5 patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such

practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed
The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The

products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

The Company will be dependent upon third party suppliers and manufacturers
Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of their business plan.

The Company may not be able to obtain the regulatory approvals necessary to market our products
Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products.

The development and commercialization of the Company's products and services are highly competitive
It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may not be able to obtain the regulatory approvals necessary to market our products
Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights
The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

A majority of the Company is owned by a small number of owners

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 25.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series C Preferred Stock.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gaetano Scuderi	6,453,384	Common Stock	22.4%

The Company's Securities

The Company has authorized Common Stock, Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,103,171 of Series C Preferred Stock .

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,241,391 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

In 2018, the Company effected a 2-1 forward stock split of common stock and common stock equivalents.

Initial Preferred Stock

The amount of security authorized is 150,000 with a total of 150,000 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

One share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 360,000 common stock equivalents generated from the conversion of Initial Preferred Stock, on a fully-diluted basis.

Dividends: The holders of Initial Preferred Stock shall participate in all dividendsand other distributions that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock has been converted into Common Stock.

Liquidation: Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (ili) a reorganization of the Corporation required by any court or administrative body in order ot comply with any provision of law each of the events referred to ni clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid ni full ni cash with respect ot each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price".

Conversion: Holders of Initial Preferred Stock have the right to voluntarily convert their shares into Common Stock at any time without additional cost, at a conversion ratio of one to 2.4, meaning each share of Initial Preferred Stock converts into 2.4 shares of Common Stock, with adjustments to this ratio possible in certain circumstances.
Voting: Holders of Initial Preferred Stock have the right to vote with Common Stock holders as a single class on all matters presented to shareholders. The number of votes per share of Initial Preferred Stock is equivalent to the maximum number of Common Stock shares it can be converted into, with fractional votes rounded to the nearest whole number and no cumulative voting allowed.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 1,500,000 with a total of 563,690 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series A Preferred Stock converts into two shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 1,127,380 common stock equivalents generated from the conversion of Series A Preferred Stock, on a fully-diluted basis.

Dividends: Holders of Series A Preferred Stock participate in dividends and distributions declared on Common Stock as if their shares were converted into Common Stock, except for stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, Series A Preferred Stock holders are entitled to be paid an amount equal to the "Series A Purchase Price" in parity with Initial Preferred and Series C Stock holders, after debts and liabilities are settled. If funds are insufficient for full payment, they are distributed proportionally between Initial and Series A Preferred Stock holders.

Voluntary Conversion: Series A Preferred Stock holders can voluntarily convert their stock into Common Stock, with the conversion being effective upon delivery of a conversion notice and surrender of the stock certificates.

Automatic Conversion: Series A Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with accrued unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated, and any fractional share is compensated with cash equivalent to its market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series B Preferred Stock

The amount of security authorized is 6,000,000 with a total of 2,574,868 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series B Preferred Stock converts into two shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 5,149,730 common stock equivalents generated from the conversion of Series B Preferred Stock, on a fully-diluted basis.
Dividends: Series B Preferred Stockholders are entitled to participate in all dividends and distributions declared on Common Stock, as if their shares were converted into Common Stock, excluding stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, after satisfying debts and liabilities and the preferential payments to Initial and Series A and Series C Preferred Stock, Series B Preferred Stockholders are entitled to be paid the "Series B Purchase Price" in full before any Junior Securities. If insufficient funds, payments are made ratably among Series B holders.

Voluntary Conversion: Series B Preferred Stockholders can elect to convert their stock into Common Stock. Conversion is effective upon delivery of a conversion notice and surrender of stock certificates.

Automatic Conversion: Series B Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with all accrued but unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated and compensated in cash equivalent to their market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series C Preferred Stock

The amount of security authorized is 10,000,000 with a total of 5,439,376 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

The total number of common shares outstanding on a fully diluted basis, 26,724,953 shares, includes 10,241,391 shares of Common Stock (4,407,076 shares of issued stock options), 360,000 shares of Initial Preferred Stock, 1,127,380 shares of Series A Preferred Stock, 5,149,730 shares of Series B Preferred Stock, and 5,439,376 shares of Series C Preferred Stock.

One share of Series C Preferred converts into one share of Common Stock. There are 5,439,444 Common Stock equivalents generated from the conversion of Series C Preferred Shares, on a fully-diluted basis.

Dividends: Holders of Series C Preferred Stock participate in dividends on the same basis as if they were Common Stock, except for stock dividends from splits or non-pro-rata repurchases.

Liquidation Preference: In a Liquidation Event, Series C Preferred Stockholders are paid in full in cash before any Junior Securities.

If funds are insufficient, Series C, A, and Initial Preferred Stockholders are paid proportionally.

After satisfying Preferred Stockholders, any remaining net assets are distributed ratably among all classes of stock, treating each Preferred Stock as convertible into Common Stock.

Conversion into Common Stock: Series C Preferred Stock can be voluntarily converted to Common Stock on a one-to-one ratio.

On voluntary conversion, the holder must notify the Corporation and surrender the stock certificates or provide an Affidavit of Loss.

The Corporation issues Common Stock certificates without charge for the converted shares.

Automatic conversion to Common Stock occurs upon a Qualified Public Offering, with all accrued dividends canceled.

No fractional shares are issued upon conversion; instead, cash is paid for the fair market value of fractions.

These preferences do not limit the right to convert Series C Preferred Stock to Common Stock at any time.

A Qualified Public Offering or certain other events can trigger automatic conversion to Common Stock.

More than 50% of Series C Preferred Stockholders can waive liquidation preferences for a sale or reorganization of the Corporation.

Transfer of Shares. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation.

Restriction on Transfer of Stock. A written restriction on the transfer or registration of transfer of capital stock of the Corporation, if permitted by the provisions of the Act, and noted conspicuously on the certificate representing such capital stock, may be enforced against the holder of the restricted capital stock of any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company

decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,738,265.00
  Number of Securities Sold: 737,334
  Use of proceeds: Phase 1 clinical trial for osteoarthritis
  Date: April 15, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,843,709.00
  Number of Securities Sold: 1,393,005
  Use of proceeds: Phase 1 clinical trial for osteoarthritis.
  Date: October 20, 2022
  Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Shares
  Type of security sold: Equity
  Final amount sold: $650,000.00
  Number of Securities Sold: 282,609
  Use of proceeds: GMP drug manufacturing.
  Date: October 26, 2022
  Offering exemption relied upon: 506(c)

- Name: Series C Preferred Shares
  Type of security sold: Equity
  Final amount sold: $4,729,700.00
  Number of Securities Sold: 2,364,850
  Use of proceeds: Preclinical studies
  Date: June 29, 2021
  Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

During the year ended December 31, 2023, the Company sustained a net loss of $1,946,860 and had net cash used in operating activities of $1,716,143. As of December 31, 2023, the Company had an accumulated deficit of $24,699,041. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

The majority of our operating expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

R&D expense 2023: $1,497,236

R&D expense 2022: $2,057,466

R&D expenses decreased slightly due to reduced manufacturing costs.

The Company recognizes revenues from licensing and royalty fees received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts.

Revenue 2023: $417,500

Revenue 2022: $405,000

Revenues did not change significantly from the prior year.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such a time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity.

Historical results and cash flows:

The Company is currently in the research and development stage of its biopharmaceutical drug development activities and is revenue-generating for its medical device. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because biopharmaceutical development is very capital-intensive and the month-to-month variance in expenses is high and dependent on the stage of research and development. The cost of drug manufacturing and clinical trial research will increase as the company advances through Phase 1-2 clinical studies. Historically, cash has been primarily generated through the sale of equity investments and from royalties generated by medical device sales. The Company's goal is to develop their lead drug candidate for osteoarthritis, CYT-108, through Phase 1 and 2 clinical trials before selling the company's intellectual property portfolio to a large pharmaceutical company or licensing the development and sales rights to a partner. The cost of a Phase 2 clinical trial is significantly more expensive than a Phase 1, and the Company may need to align with a strategic partner to co-sponsor the study.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 11 2024, the Company has capital resources available in the form of approximately $1.732M cash on hand. As of 12/31/2023, the Company had long-term debt in the form of convertible notes with a face value of $245,000, which have a 2-year maturing from October 2025 through December 2025 and bear 15% interest per annum. Upon the completion of a successful Qualified Equity Financing of $2M or more of gross proceeds, the convertible notes and Full Interest convert into Equity Securities at a 20% discount to the Equity Securities share price.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the first-in-human Phase 1 clinical trial of our biologic drug candidate for osteoarthritis.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately six (6) months. This is based on a current monthly burn rate of $200,000 for expenses related to research and development and employee compensation.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate until it identifies a strategic partner to pursue Phase 2 clinical trials. This timeline is highly dependent on the M&A market conditions and could occur immediately after Phase 1 results are reported, or possibly take 1-2 years while biotech deal-making activity recuperates from the ongoing bear market and general risk aversion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is preparing a Form 1-A filing with the SEC to raise capital under Regulation A+ upon completion of the ongoing Reg CF. The start and end dates of this Reg A+ campaign have not yet been determined.

Indebtedness

- Creditor: Convertible Note Holders
  Amount Owed: $245,000.00
  Interest Rate: 15.0%
  Maturity Date: December 20, 2025
  The Company issued convertible notes having an aggregate face value of $245,000, which mature in 2 years from issuance and bear 15% interest per annum. Upon the completion of a successful Qualified Equity Financing of $2M or more of gross proceeds, the convertible notes and Full Interest convert into Equity Securities at a 20% discount to the Equity Securities share price. Maturity Date varies from October 30, 2025 to December 20, 2025.

Related Party Transactions

- Name of Entity: Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD
  Relationship to Company: Director
  Nature / amount of interest in the transaction: All three independent Directors (Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD) were granted 50,000 common stock options each in January 2023.
  Material Terms: These stock options were granted as compensation for their services. The options vested over 12 months, have a 5-year expiration, and are exercisable at $2.00 per share.

- Name of Entity: Lewis Hanna, PhD
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Professional fees in the amount of $29,000 were paid to Lewis Hanna, PhD (Chief Scientific Officer).
  Material Terms: These fees are related consulting services provided to the Company during the year 2023.

- Name of Entity: Joey Bose
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Bose was granted 434,000 common stock options in January 2023.
  Material Terms: These stock options were granted as compensation for his services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

Valuation

Pre-Money Valuation: $65,792,079.60

Valuation Details:

Early-stage biotechs are valued based on a risk-adjusted discounted cash flow (DCF) model of future cash flows generated over the patent lifetime of their assets (20 years). Like all financial models, certain assumptions need to be made in order to conduct this analysis.

These assumptions can be grouped into three categories:

1. Revenue Drivers, which include:

● Market capture post-drug approval

● Drug sales price once it enters the market

● Number of treatments administered/doses given per patient

● Revenue in perpetuity - after the proprietary drug comes off of patent, generics flood the market, and the revenue from the drug decreases substantially.

2. Cost Drivers, which include:

● An estimate of Sales, Goods, and Administrative fees related to marketing and selling the drug (advertising, sales personnel, salaries, etc)

● Cost of Goods Sold - the unit cost of producing each dose of the drug

3. Risk Metrics, which include:

● The Discount Rate applied to the cash flows - this discounting factor represents the opportunity cost of funding a particular drug development program. A larger discount factor implies more risk, and the value of the cash flows is reduced accordingly.

● Clinical Trial Risk Rate - this metric factors in the probability of clinical trial success/failure at each of the 3 Phases. The earlier the stage, the greater the risk.

Cytonics' valuation of approximately $65M is imputed by assuming a 1% market capture for CYT-108 post-approval, a $1,500 price per dose of CYT-108, each patient receives 2 doses annually, a Discount Rate of 50% (representing a very large amount of risk), and a 60% success rate of the Phase 1 clinical trial (based on historical data. Cost assumptions include COGS 15% (as a percent of revenue) and SG&A 34% (as a percent of revenue).

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  94.5%
  General working capital

If we raise the over allotment amount of $4,837,293.30, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  70.0%
  We will use 70% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  9.0%
  We will use 9% of the funds to hire key personnel for daily operations, including the following roles: CEO and consultant fees (SEC counsel, patent attorneys, accountants, and advisors).. Wages to be commensurate with training, experience and position.

- Working Capital
  14.5%
  We will use 14.5% of the funds for working capital to cover expenses for the Phase 1 clinical trial as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cytonics.com/ (cytonics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cytonics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cytonics Corporation

[See attached]

Cytonics Corporation

Consolidated Financial Statements

December 31, 2023 and 2022

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
Cytonics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytonics Corporation and subsidiary (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss of $1,946,860 and net cash used in operations of $1,716,143 for the year ended December 31, 2023. The Company also had an accumulated deficit as of December 31, 2023 of $24,699,041. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and

significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock Options

As described in Footnote 3 "Stock-based Compensation Expense", Footnote 6 "2023 Notes" and Footnote 8 "Stock Options" to the financial statements, the Company recorded $321,427 stock compensation expense for compensatory stock option grants in year 2023 and grants in previous years and a $72,217 of a debt discount for stock options issued with debt, to certain employees and debt holders, respectively. The Company had to obtain a valuation of the business which was then allocated to the various classes of capital stock outstanding in order to determine the value of the common stock on the grant dates. This common stock value was then used in a modified Black-Scholes option pricing model to determine the value of the options on the grant or issuance dates.

We identified the valuation of the stock options as a critical audit matter. Auditing management's valuation of stock options involved a high degree of subjectivity.

The primary procedures we performed to address these critical audit matters included (a) reviewed management's process for valuing the business and the stock options, (b) determined whether the valuation method management selected was reasonable by comparing it to generally accepted methodologies for valuing a business and stock options, (c) tested management's valuation of the business and stock options by testing assumptions and data used in the valuation models, and (d) recomputed the stock options valuations. We agreed with management's final conclusions with regard to the stock options valuation.



SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2023.
Boca Raton, Florida
April 12, 2024

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash	$ 602,933	$ 1,166,390
Accounts receivable (net of allowance for doubtful accounts of $0)	120,000	100,000
Prepaid expenses and other current assets	26,532	22,833
Total current assets	749,465	1,289,223
Accounts receivable, non-current, net	76,191	148,753
Deposit	204,531	-
Total assets	$ 1,030,187	$ 1,437,976
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 295,503	$ 247,817
Notes payable, current, net of debt discount of $0 and $3,571, respectively	-	56,429
Total current liabilities	295,503	304,246
Notes payable, net of debt discount of $68,681 and $0, respectively	176,319	-
Total liabilities	471,822	304,246
Commitments and contingencies - See Note 7		
Stockholders' equity:		
Preferred Stock, $0.001 par value; 20,000,000 shares authorized		
Convertible Initial Preferred Stock, $0.001 par value; 150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated; 563,690 and 576,190 shares issued and outstanding, respectively	564	576
Convertible Series B Preferred Stock, $0.001 par value; 6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated; 5,439,376 and 4,702,042 shares issued and outstanding, respectively	5,440	4,703
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 10,241,391 and 10,257,042 shares issued and outstanding, respectively	10,241	10,257
Additional paid-in capital	25,219,205	23,867,651
Accumulated other comprehensive income	19,231	-
Accumulated deficit	(24,699,041)	(22,752,181)
Total stockholders' equity	558,365	1,133,730
Total liabilities and stockholders' equity	$ 1,030,187	$ 1,437,976

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31, 2023	2022
Revenues:		
License and royalty revenues	$ 417,500	$ 405,000
Total revenues	417,500	405,000
Operating expenses:		
Research and development expense	1,497,236	2,057,466
Payroll expense	213,603	315,414
Selling, general and administrative expenses	79,783	103,670
Professional fees	579,738	223,863
Amortization	-	21,894
Impairment loss on intangibles	-	453,456
Total operating expenses	2,370,360	3,175,764
Loss from operations	(1,952,860)	(2,770,764)
Other income (expense):		
Interest income	17,630	11,093
Other income	-	22,001
Interest (expense)	(11,630)	(87,330)
Loss on extinguishment of debt	-	(19,675)
Total other (expense), net	6,000	(73,910)
Net loss before income taxes	(1,946,860)	(2,844,674)
Provision for income taxes	-	-
Net loss	$ (1,946,860)	$ (2,844,674)
Other comprehensive income:		
Foreign currency translation adjustment	19,231	-
Comprehensive loss	$ (1,927,629)	$ (2,844,674)
Net loss per share:		
Basic and diluted	$ (0.19)	$ (0.28)
Weighted average number of common shares outstanding:		
Basic and diluted	10,246,794	10,152,039

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance - December 31, 2021	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	2,994,557	$ 2,995	10,117,042	$ 10,117	$ 21,092,923	$ -	$ (19,907,507)	$ 1,201,829
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	58,348	-	-	58,348
Stock-based compensation issued with debt	-	-	-	-	-	-	-	-	-	-	54,485	-	-	54,485
Exercise of stock options	-	-	-	-	-	-	-	-	140,000	140	27,860	-	-	28,000
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	1,693,138	1,694	-	-	2,601,051	-	-	2,602,745
Conversion of debt to equity	-	-	-	-	-	-	14,348	14	-	-	32,986	-	-	33,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,844,674)	(2,844,674)
Balance - December 31, 2022	150,000	150	576,190	576	2,574,865	2,575	4,702,042	4,703	10,257,042	10,257	23,867,651	-	(22,752,181)	1,133,731
Common shares issued for services rendered	-	-	-	-	-	-	-	-	9,349	9	10,155	-	-	10,164
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	737,334	737	-	-	947,718	-	-	948,455
Shares given back to Company	-	-	(12,500)	(12)	-	-	-	-	(25,000)	(25)	37	-	-	-
Stock options issued with debt	-	-	-	-	-	-	-	-	-	-	72,217	-	-	72,217
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	321,427	-	-	321,427
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	-	-	19,231	-	19,231
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,946,860)	(1,946,860)
Balance - December 31, 2023	150,000	$ 150	563,690	$ 564	2,574,865	$ 2,575	5,439,376	$ 5,440	10,241,391	$ 10,241	$ 25,219,205	$ 19,231	$ (24,699,041)	$ 558,365

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2023	For the Years Ended December 31, 2022
Cash Flows From Operating Activities:		
Net loss	$ (1,946,860)	$ (2,844,674)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangibles	-	21,894
Amortization of debt discount	7,107	31,239
Impairment loss on intangibles	-	453,456
Stock-based compensation	331,591	58,348
Interest expense	-	237
Loss on extinguishment of debt	-	19,675
Changes in operating assets and liabilities:		
Accounts receivable	52,562	92,440
Prepaid expenses and other current assets	(3,699)	(21,101)
Deposit	(204,531)	-
Accounts payable and accrued expenses	47,687	(304,113)
Net cash used in operating activities	(1,716,143)	(2,492,600)
Cash Flows From Investing Activities:		
Purchases of intangible assets	-	(29,510)
Net cash used in investing activities	-	(29,510)
Cash Flows From Financing Activities:		
Proceeds from issuance of notes payable	-	360,000
Repayments of notes payable - related parties	-	(30,000)
Repayments of notes payable	(60,000)	(240,000)
Proceeds from issuance of convertible notes	245,000	-
Proceeds from issuance of preferred shares, net of offering costs	948,455	2,602,743
Proceeds from exercise of stock options	-	28,000
Net cash provided by financing activities	1,133,455	2,720,743
Effect of exchange rate changes on cash	19,231	-
Net increase (decrease) in cash	(563,457)	198,633
Cash at beginning of year	1,166,390	967,757
Cash at end of year	$ 602,933	$ 1,166,390
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 288	$ 54,000
Cash paid for taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Issuance of stock options with debt	$ 72,217	$ 54,485
Conversion of notes payable along with interest into Series C Preferred Stock	$ -	$ 33,000

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 NATURE OF BUSINESS

Overview

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2 GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

During the year ended December 31, 2023, the Company sustained a net loss of $1,946,860 and had net cash used in operating activities of $1,716,143. As of December 31, 2023, the Company had an accumulated deficit of $24,699,041. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2023, the Company received proceeds of $948,455, net of direct offering costs, from the sale of Series-C Preferred Shares and $245,000 from the issuance of contingently convertible notes payable.

Management's plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company's ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company's failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management's plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the years ended December 31, 2023 and 2022, the Company recorded a net foreign currency transaction gain of $119 and $0, respectively.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the valuations and useful life of intangible assets, the fair value of stock-based compensation, and stock options issued with convertible notes and notes payable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 825-10, "Financial Instruments" ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2023 and 2022.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Doubtful Accounts

The Company adopted ASC 326 "Financial Instruments – Credit Losses" on January 1, 2023. The Company recognizes an allowance for losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At December 31, 2023 and 2022, no allowance for doubtful accounts relating to the Company's accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current. Non-current account receivables are receivables outstanding and expected to be received after the period of one year and are reflected at their present value using a discount rate of 5%.

Australian Goods and Services Tax ("GST")

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of December 31, 2023 and 2022, the Company was owed $17,514 and $0, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company's intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131, and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which is validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patent applications. The cost of issued patents is capitalized and amortized over the life of the patents, which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patent in development are expensed as they are incurred. The unamortized costs associated with previously capitalized patents that have expired or been abandoned are written off.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. During the year ended December 31, 2022, the Company concluded through its qualitative assessment that there were indicators of impairment. As such, during the year ended December 31, 2022, the Company wrote off the remaining book value of these intangible assets and recorded an impairment expense of $453,456 in the statement of operations. The Company had no impairment of intangible assets for the year ended December 31, 2023.

Revenue Recognition

The Company follows Accounting Standards Codification 606 ("ASC 606"). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the

entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a. The subsequent sale or usage occurs.
b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During the year ended December 31, 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. Upon execution of the contract, the Company required a $450,000 nonrefundable license fee, payable in

installments over a period of years through 2025, which management believes is probable of collecting. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. As of December 31, 2023, the remaining nonrefundable fee due from the customer was $156,161, of which $80,000 was included in accounts receivable and $76,161, net of a $3,809 discount, was included in accounts receivable, non-current. As of December 31, 2022, the remaining nonrefundable fee due from the customer was $228,753, of which $80,000 was included in accounts receivable and $148,753, net of a $11,247 discount, was included in accounts receivable, non-current.

During the years ended December 31, 2023 and 2022, the Company recognized revenue from license fees and MGRs of $417,500 and $405,000, respectively, which is presented on the statement of operations as license and royalty revenues.

Disaggregation of Revenue Based on Revenue Streams

	For the Years Ended December 31,	
	2023	2022
APIC[1] and VET[2] Royalties	$ 320,000	$ 300,000
Licensing Revenue	97,500	105,000
Total Revenue	$ 417,500	$ 405,000

---

[1] APIC stands for Autologous Protease Inhibitor Concentrate
[2] Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company's share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company's historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involves costs associated with (i) entering R&D collaboration agreements with third party contractors to manufacture and develop Cyt-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred. For the years ended December 31, 2023, and 2022, the Company incurred $1,497,236 and $2,057,466, respectively, for research and development activities, which are including in operating expenses in the statements of operations.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Years Ended December 31,	
	2023	2022
Options	4,407,076	4,359,876
Convertible preferred shares	12,076,486	11,364,152
Total potentially dilutive shares	16,483,562	15,724,028

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company's policy is to account for interest and penalties relating to income taxes, if any, in "income tax expense" in its consolidated statements of operations and include accrued interest and penalties within "accrued liabilities" in its consolidated balance sheets, if applicable. For the years ended December 31, 2023 and 2022, no income tax related interest or penalties were assessed or recorded.

Reclassifications

Certain reclassifications have been made to the prior years' data to conform to the current year presentation. These reclassifications had no effect on reported income (losses). In particular, amortization of debt discount was reclassified to interest expense.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company's convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 is effective for fiscal years beginning after December 31, 2023. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today's "incurred loss" approach with an "expected loss" model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC's definition,

as well as private companies and not-for-profit entities. ASU 2016-13 became effective for the Company on January 1, 2023. The adoption of this update did not have a material impact on the Company's consolidated financial statements and related disclosures.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the company contracted with Southern Star Research ("Southern Star"), an Australian Contract Research Organization ("CRO"), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). The research and development services are expected to be completed in 2025, at which time the deposit shall be utilized to pay any remaining amounts due under the statement of work, with and any remaining deposit returned to the Company. Accordingly, the Company provided Southern Star with a deposit of $204,531, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2023.

NOTE 5 — INTANGIBLE ASSETS

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs as follows:

	Patents
Carrying value at December 31, 2021	$ 445,839
Add: Additions	29,511
Less: Amortization	(21,894)
Less: Impairments	(453,456)
Carrying value at December 31, 2022	$ -

Amortization expense was $0 and $21,894 for the years ended December 31, 2023 and 2022, respectively.

NOTE 6 — NOTES PAYABLE

2022 Notes

During 2022, the Company issued promissory notes in the principal amount of $360,000 (collectively referred to as the "2022 Notes") with applicable interest per annum ranging from 15% to 20%. In connection with the 2022 Notes, the Company issued options to purchase 202,500 shares of Common Stock at an exercise price of $2.00 per share, which was recorded as a debt discount in the amount of $54,485 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the Black Scholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (see Note 8). The debt discount was amortized over the terms of the 2022 notes of one (1) year. During the year ended December 31, 2022, $31,239 of debt discount was amortized to interest expense. During the year ended December 31, 2022, $270,000 of principal was repaid in cash and $30,000 of principal plus accrued interest of $3,000 were converted into 14,348 shares of Series C-1 Preferred Stock. Following the repayments and conversions, $19,675 was recorded as loss extinguishment as a result of the write off of the unamortized debt discount on the debt that was settled during the year and the remaining unamortized debt discount for the 2022 Notes is $3,571 as of December 31, 2022.

The 2022 Notes are due at the earlier of the close of a qualified equity financing or one year from the date of the note ("Maturity Date"). Qualified equity financing is defined as when the Company issues and sells shares of its equity securities to investors prior to the Maturity Date in an equity financing of not less than $1.5 or $2.0 million. Upon Qualified equity financing, the outstanding principal amount plus interest, as if the loan were being repaid on the Maturity Date. (e.g., if the principal amount

of the Note is $100,000, then upon a qualified financing the holder shall be repaid $115,000, which is inclusive of all accrued interest of 15%), would be due and payable.

During the year ended December 31, 2023, the remaining principal amount of $60,000 and accrued interest of $9,000 was repaid in cash and the remaining unamortized debt discount of $3,571 was expensed to interest expense.

As of December 31, 2023, and 2022, the outstanding principal on the 2022 Notes was $0 and $56,429, net of debt discounts of $0 and $3,571, and loss on extinguishment of debt of $0 and $19,675, respectively, was recognized. As of December 31, 2023 and 2022, outstanding interest on the 2022 Notes was $0 and $9,000, respectively.

2023 Notes

During 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 (the "2023 Notes") along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method. The 2023 Notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

During the year ended December 31, 2023, the Company amortized $3,536 of debt discount to interest expense in the statements of operations. As of December 31, 2023, the carrying value of the 2023 Notes was $176,319, net of unamortized debt discount was $68,681.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2023, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations and there are no proceedings in which any of the Company's directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company's interest.

Australian Tax Credit

The Company's subsidiary operating in Australia incurs expenditures for research and development. Accordingly, the Company may apply for cash reimbursement of the total research and development (R&D) expenses incurred in Australia under the Australian government's Research and Development Tax Incentive (RDTI) program. The RDTI program helps companies innovate and grow by offsetting some of the costs of eligible R&D, which includes, but is not limited to, drug manufacturing and clinical trial costs. During the year ended December 31, 2023, $157,859 of R&D expense was incurred by the Australian subsidiary. Under the RDTI program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash. In order to qualify for the maximum reimbursement, the Company plans to remain in compliance with applicable Australian tax laws and has contracted with an Australian tax and accounting specialist, Prime Financial, who manages the accounting and tax filings for our Australian subsidiary. The Company plans to file for reimbursement under the RDTI program in June 2024. As the

Company's initial filing under the RDTI program has not yet been filed, no receivable has been recorded and this remains a gain contingency.

NOTE 8 — STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

During 2022, one of the stock option holders that participated in the 2021 Series C Preferred Stock Offering exercised the option to convert 140,000 stock options into 140,000 Common Shares for an exercise price of $0.20 per share totaling $28,000.

In January 2023, 9,349 shares of Common Stock, having a fair value of $10,164, were issued to a consultant for services rendered.

In March 2023, a stockholder contributed 25,000 shares of Common Stock back to the Company, resulting in an increase in additional paid-in capital of $25 and a corresponding decrease in Common stock.

On December 31, 2023, and 2022, the Company had 10,241,391 and 10,257,042 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2023, and 2022, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In March 2023, a stockholder contributed 12,500 shares of Convertible Series A Preferred (Series A Preferred) back to the Company, resulting in an increase in additional paid-in capital of $12 and a corresponding decrease in Common stock.

As of December 31, 2023, and 2022, the Company had 563,690 and 576,190 shares, respectively, of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,254,760 and $2,304,760 in aggregate as of December 31, 2023 and 2022, respectively). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2023 and 2022, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the year ended December 31, 2022, the Company initiated a Series C Preferred Stock Offering (the "2022 Offering") which resulted in gross proceeds in excess of $3,700,000. The Company issued 1,693,138 shares of Series C Preferred Stock (Series C Preferred) for: (a) $1.84 per share for subscriptions received no later than April 22, 2022, (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022, and (c) $2.30 per share for subscriptions received after April 29, 2022, or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. The 2022 Offering generated $2,616,205 of proceeds, net of $291,073 direct attributable equity issuance costs, $13,463 of previously deferred offering costs and $837,980 for costs for digital and marketing expenses incurred to raise such capital from the offering. Upon completion of the 2022 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

During the year ended December 31, 2022, the Company issued an aggregate of 14,348 shares of Series C Preferred to two investors in exchange for 2022 convertible promissory notes at $2.30 per share, or $33,000 (See Note 6).

During the year ended December 31, 2023, the Company initiated a Series C Preferred Stock Offering (the "2023 Offering") which resulted in gross proceeds of $1,695,868. The Company issued 737,334 shares of Series C Preferred Stock for $2.30 per share. The 2023 Offering generated $948,455 of proceeds, net of $120,302 for directly attributable brokerage costs and $627,111 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2023 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital. Refer to subsequent events (See Note 12) for additional investment obtained after the year end.

As of December 31, 2023 and 2022, the Company had 5,439,376 (4,932,260 Series C and 507,116 Series C-1) and 4,702,042 (4,194,926 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding, respectively.

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective "Series C Purchase Price"). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($9,864,520 and $8,389,852 in aggregate as of December 31, 2023 and 2022, respectively). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan (the "2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options

granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan (the "2018 Plan"), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2022, the Company granted options to board directors to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.237 per stock option, which vested 37,500 per quarter and are exercisable over five years. In June 2022, debt holders were given options to purchase an aggregate of 202,500 shares of Common Stock at an exercise price of $2.00 per share that were fully vested on issuance and are exercisable over five years (see Note 6). Stock compensation expenses for non-debt related grants during the year ended December 31, 2022 was $58,348.

In January 2023, the Company granted options to three board directors to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.501 per stock option, which vested 12,500 per quarter (fully vested as of December 31, 2023) and are exercisable over five years. In June 2023, the Company granted options to its Chief Executive Officer to purchase an aggregate of 434,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.515 per stock option, which vested immediately and are exercisable over five years.

In October 2023 through December 2023, debt holders were given options to purchase an aggregate of 245,000 shares of Common Stock at an exercise price of $2.30 per share that were fully vested on issuance and are exercisable over five years (see Note 6). Stock compensation expenses for non-debt related grants during the year ended December 31, 2023 was $321,427.

On December 31, 2023, the Company had options outstanding to purchase 4,407,076 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $2.30 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Years Ended December 31,	
	2023	**2022**
Expected Volatility	89.6% - 97.0%	98.1%
Expected Term	2.5 years	1.5 years
Risk-Free Rate	4.33% - 5.07%	2.48%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Life In Years	Intrinsic Value	
Outstanding, December 31, 2021	5,811,110	$	1.10			
Granted	352,500	$	2.00			
Exercised	(140,000)	$	0.20			
Forfeited/Expired	(1,663,734)	$	1.48			
Outstanding, December 31, 2022	4,359,876	$	1.06			
Granted	829,000	$	2.09			
Exercised	-		-			
Forfeited/Expired	(781,800)	$	1.30			
Outstanding, December 31, 2023	4,407,076	$	1.28	2.1	$	1,408,066
Exercisable, December 31, 2023	4,336,276	$	1.27	2.1	$	1,408,066

The following table summarizes stock option information at December 31, 2023:

	Options Outstanding				Options Exercisable		
Exercise Price	Outstanding Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Life In Years	Exercisable Number of Options	Weighted Average Exercise Price	
$0.05	800,000	$	0.05	Indefinite	800,000	$	0.05
$0.38	629,276	$	0.38	Indefinite	629,276	$	0.38
$0.57	159,000	$	0.57	0.3	159,000	$	0.57
$1.00	440,000	$	1.00	3.8	440,000	$	1.00
$2.00	2,133,800	$	2.00	3.0	2,063,000	$	2.00
$2.30	245,000	$	2.30	4.9	245,000	$	2.30
	4,407,076	$	1.28	2.1	4,336,276	$	1.27

The aggregate intrinsic value of outstanding stock options was $1,408,066, based on options with an exercise price less than the fair value of the Company's common stock price of $1.0919 per share as of December 31, 2023, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the years ended December 31, 2023 and 2022 was $321,427 and $58,348, respectively. As of December 31, 2023, the Company had $11,399 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 0.38 years.

NOTE 9 — INCOME TAXES

The Company's provision (benefit) for income taxes consists of the following United States federal and state components:

	For the Years Ended December 31,	
	2023	2022
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	386,566	918,530
State	107,136	254,569
	493,702	1,173,099
Change in valuation allowance	(493,702)	(1,173,099)
Income tax provision (benefit)	$ -	$ -

The deferred tax expense (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amounts of temporary differences, net operating loss carryforwards and changes in tax rates during the year. The Company's deferred tax assets and liabilities are comprised of the following:

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 4,068,416	$ 3,855,965
Stock options	507,809	434,779
Tax credits	263,834	263,834
Amortization	834,772	626,551
Total deferred tax assets	5,674,831	5,181,129
Deferred tax liabilities:		
Other	-	-
Total deferred tax liabilities	-	-
Valuation allowance	(5,674,831)	(5,181,129)
Total deferred tax assets (liabilities)	$ -	$ -

As of December 31, 2023 and 2022, the Company had U.S. federal net operating loss carryforwards of approximately $16.1 million and $15.2 million, respectively, of which $7.5 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company's U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the "Code") imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company's net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company's net operating loss carryforwards may expire unutilized.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the "Code") Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL's would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresse7s the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company's tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company's effective tax rate are as follows:

	For the Years Ended December 31,	
	2023	2022
Income taxes at the US federal statutory rate	21.00%	21.00%
State tax rate, net of federal benefit	4.34%	5.65%
Permanent differences	0.00%	6.29%
Change in tax rate	0.00%	8.59%
Prior year adjustments	0.01%	-0.28%
Change in valuation allowance	-25.35%	-41.25%
Income tax provision (benefit)	0.00%	0.00%

NOTE 10 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. The Company also has cash deposits in Australia, which are insured up to 250,000AUD. On December 31, 2023, and 2022, the Company's cash balances were in excess of federally insured amounts by $349,538 and $929,694, respectively.

Concentration of Revenues

For the year ended December 31, 2023 and 2022, the following customers accounted for more than 10% of the Company's net revenues:

	For the Year Ended December 31,	
	2023	**2022**
Customer 1	57.5%	59.3%
Customer 2	42.5%	40.7%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of December 31, 2023 and 2022, one customer accounted for 100% of the Company's consolidated accounts receivable.

NOTE 11 — RELATED PARTY TRANSACTIONS

In June 2022, Gaetano Scuderi, MD (Founder and Chairman) loaned the Company money in exchange for a convertible promissory note in the principal amount of $25,000, with a maturity date of one (1) year. As additional consideration, the noteholder was issued 5-year stock options to purchase 12,500 shares of Common Stock at a purchase price of $2.00 per share.

During September 2022, Mr. Joey Bose, Chief Executive Officer and President, loaned the Company money in exchange for a convertible promissory note in the principal amount of $30,000, bearing 15% interest per annum, with a maturity date of one (1) year. As additional consideration, the noteholder was issued 5-year stock options to purchase 15,000 shares of Common Stock at a purchase price of $2.00 per share.

Both principal and accrued interest on the aforementioned notes was repaid during the year ended December 31, 2022. Thus, no related party convertible notes balance was outstanding as of December 31, 2022.

NOTE 12 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 12, 2024, the date these financial statements were available to be issued.

In January 2024, the Company issued a convertible promissory note having a face value of $100,000 (the "2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. The 2024 Note bears interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the date of the note.

In January through March 2024, the Company initiated a Series C Preferred Stock Offering (the "2024 Offering") which resulted in gross proceeds of approximately $2.11 million, the Company issued 1,440,516 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2024 Offering generated $2.11 million of proceeds, net of approximately $129,000 direct attributable equity issuance costs, and approximately $226,000 for costs for digital and marketing expenses incurred to raise such capital from the offering. Upon completion of the 2024 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF CYTONICS

Our mission is to rid the world of the pain, suffering, and reduced quality of life caused by Osteoarthritis (OA).

Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CYTONICS
Revolutionizing Osteoarthritis Care
Our new drug, "CYT-108," has been proven to protect against cartilage damage in preclinical studies by targeting the root cause of osteoarthritis.

$2,885,714.48 Raised

REASONS TO INVEST

- Cytonics is rewriting the Osteoarthritis (OA) treatment playbook with our novel biologic therapy based on a naturally-occurring blood protein called "A2M." Unlike palliative treatments, A2M actually halts OA's progression and encourages cartilage repair.
- Our 1st generation technology has already treated 8k+ patients, generating $591K revenue (2022) and providing clinical proof that our core A2M technology works. * The historical performance, including the number of patients treated and revenue generated, is not necessarily indicative of future results. Future success and performance are subject to various risks, uncertainties, and market conditions that may not replicate past achievements.
- We are led by an experienced team of MDs and PhDs, have 22 US and international patents, and boast Johnson and Johnson as a large shareholder. We invite you to join us as we aim to restore the quality of life of 365M suffering patients by advancing our novel A2M therapeutic into FDA clinical trials.

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TEAM



Gaetano Scuderi, MD • Founder & Chairman of the Board (Part Time)

Gaetano Scuderi, MD is the Founder and Chairman of the Board of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor i...

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Joey Bose • CEO & President (Full Time)

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. As President of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's le...

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Lewis Hanna, PhD • Chief Scientific Officer (Full Time)

Dr. Hanna has served as Chief Scientific Officer of Cytonics since February 2008. Dr. Hanna has over 28 years' experience in pharmaceutical research and development, specializing in the development of recombinant protein therapies. He has extensive ...

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THE PITCH

Breaking Boundaries in Osteoarthritis Care


INTRODUCING CYTONICS
Poised for transformative growth and disruption in the regenerative medicine landscape
A2M & CYT-108
CYT-108 rescues the cartilage by binding to and inhibiting the destructive proteases.

Unveiling Cytonics: A Biotech Powerhouse Revolutionizing Osteoarthritis Care.

Since 2006, we have been developing diagnostics and therapeutics for Osteoarthritis (OA), a debilitating joint disease that affects over 365M people worldwide and for which there are no effective treatments. Our breakthrough FACT™ biomarker test has guided thousands of patients to effective treatments by linking joint pain to cartilage damage, allowing physicians and patients to determine their best course of therapy . In 2015 we transformed the OA treatment game with our **Autologous Protease Inhibitor Concentrate™** therapy (or "APIC™" for short). APIC™ leverages the therapeutic activity of a naturally occurring blood protein called **Alpha-2-Macroglobulin** ("A2M") by selectively concentrating the A2M protein from patients' own blood (autologous means obtained from self), then injecting the A2M concentrate directly into their arthritic joints. **APIC™ has successfully treated over 8,000 patients to-date, and is clinical proof that our core A2M technology is a potent solution for OA.**

Now, we are redefining regenerative medicine once again with the development of **CYT-108, a genetically engineered variant of the naturally occurring A2M protein** that we believe will be the ultimate solution to OA. Preclinical studies of CYT-108 have established its **superior efficacy compared to natural A2M in addressing the root molecular causes of Osteoarthritis.** If approved by the FDA, CYT-108 will be the first and only disease-modifying treatment that will address a **$240 billion global market** currently occupied by inferior, temporary, palliative treatments that merely mask the pain and inflammation caused by the disease. **We believe we're positioned to completely change the OA treatment landscape with CYT-108 by treating the root cause of the disease, resulting in cartilage repair, reduced pain and inflammation, and bringing lasting relief.**


FACT™ DIAGNOSTIC
Our breakthrough test that has guided countless patients to effective treatments


APIC™ SYSTEM
Our acclaimed autologous therapy that's changing lives for 8,000+ patients






CYT-108
Potently treating the root cause of OA, restoring joint health and quality of life

THE PROBLEM & OUR SOLUTION

Pioneering a Breakthrough Solution for Joint Health and Cartilage Damage



Current Treatments Only Mask the Symptoms of Osteoarthritis (OA)

More than 365M patients worldwide yearn for a solution that targets the root cause of cartilage damage and pain

Osteoarthritis (OA) afflicts over **365 million worldwide** and is a massive burden to the global economy, yet current treatments only mask symptoms and do not bring lasting relief. Patients yearn for a solution that targets the root cause of cartilage damage, eliminating pain and restoring joint function for life. Cytonics is on a mission to rewrite the script for OA by leveraging the power of **Alpha-2-Macroglobulin (A2M)**, **a naturally-occurring blood serum protein** that plays a critical role in blood clotting. Via that same mechanism of action, it also has the **remarkable ability to shield against cartilage deterioration by blocking very specific catabolic enzymes called "proteases"**. By counteracting these destructive protease enzymes, which accumulate in OA-afflicted joints and "chew" up the cartilage tissue, **A2M prevents cartilage degradation and reduces joint inflammation and associated pain**. A2M's comprehensive suppression of inflammatory triggers not only eases the immune system's load but also facilitates the body's autonomous healing. Although native A2M levels in the joints are too low to halt OA progression, **Cytonics has demonstrated that delivering highly-concentrated A2M processed from patients' blood directly into the joint effectively arrests the disease, providing substantial long-term and robust relief for suffering patients.**

This led to the development of our first-generation A2M therapy, called the "**Autologous Protease Inhibitor Concentrate**™" therapy ("APIC™"), which has successfully treated over 8,000 patients nationwide and has recently been shown effective in treating race horses. The royalty stream from APIC™ sales is a great source of non-dilutive funding for our company, but the most important feature of the therapy is that it is a **testament to A2M's ability to potently treat Osteoarthritis**.


Patient's blood is drawn and centrifuged
All the proteins that could cause damage to the joint (such as proteases and inflammatory cytokines) are filtered out


The purified A2M from the patient's blood is injected into their arthritic joints

But why stop there?

Introducing CYT-108: the "super A2M"

Emboldened by APIC™'s clinical and commercial success, we embarked on a mission to create a "super A2M" that would overcome the limitations of relying on the naturally occurring A2M —namely, the amount of A2M varies significantly from patient-to-patient, and the therapy requires equipment and time to administer, reducing its global scalability. **Named "CYT-108," this super A2M is a genetically-engineered variant of the naturally occurring protein that can be synthesized in a lab, produced on an industrial scale, distributed globally, and made "off-the-shelf" for ease of administration.** After 5 years' of intensive and thorough experimentation, we have completed the critical preclinical experiments (data below) that allow us to proceed into a first-in-human Phase 1 clinical trial of CYT-108. We stand at this critical juncture with unbridled enthusiasm and confidence that we will demonstrate superior efficacy (up to 4x more potent than the natural A2M) and (most importantly) safety in our clinical trial participants. **APIC™ has proven that A2M is an effective OA treatment. Now, we just have to prove that CYT-108 will perform even better.**


Cartilage Damage
Treatment with CYT-108 restored~57% of the cartilage damage that occurred over the 12-week time-course
OARSI Score
0
1
2
3
4
5
6
No Treatment
CYT-108
Baseline
(healthy cartilage)


Joint Membrane Inflammation
Treatment with CYT-108 restored ~60% of cellular thickening of the synovial membrane that occurred over the 12-week time-course
4.25
3.75
3.25
2.75
No Treatment
CYT-108
Baseline (healthy cartilage)

Intra-articular injection of our recombinant A2M variant, CYT-108, results in reduced cartilage degradation and reduced joint membrane inflammation in subjects suffering from post-traumatic Osteoarthritis. Histopathological grading (modified OARSI scoring system) of the joint tissues reveals that treatment with CYT-108 results in a 57% reduction in cartilage damage and a 60% reduction in joint membrane inflammation, as measured by an independent pathologist. These results indicate that CYT-108 is therapeutically active against joint tissue damage, not only protecting cartilage but reducing inflammation in arthritic joints. Taken together with the toxicology and immunogenicity data (not shown), this preliminary preclinical data indicates that CYT-108 may be a viable treatment for Osteoarthritis. Error bars +/- SEM.

Cytonics presents a unique investment opportunity fueled by cutting-edge biotechnology innovation and dual revenue streams. Through exclusive agreements with two independent manufacturers (one operating in the human market and the other in the veterinary space) we have secured over **$4M in license acquisition fees and royalties through 2029**, with guaranteed royalty minimums of **$400,000 annually**, providing stable and non-dilutive capital to fund our research and development of CYT-108. **We're at the forefront of innovation with our genetically-engineered A2M variant, the development of which is significantly de-risked by the proven success of our APIC™ treatment.**

Driven by an accomplished and seasoned team of medical doctors and PhDs, we have emerged as pioneers in regenerative medicine and have solidified our position as leaders in the industry. Dr. Gaetano Scuderi, Founder and Chairman, discovered the therapeutic potential of A2M while conducting research at Stanford Medical School before he founded Cytonics in 2006, and he brings extensive medical expertise (over 30 years as a practicing orthopedic surgeon) and academic distinction (over 45 published papers in the field of regenerative medicine) with him. Guided by Dr. Lewis Hanna, Chief Scientific Officer and former Director of R&D at Alexion, Cytonics's research and development of CYT-108 is poised to reach its pinnacle with a successful first-in-human Phase 1 clinical trial. By integrating over 15 years' experience as both a biomedical researcher and healthcare investment banker, Joey Bose, President & CEO, is leading the charge through this exciting path of biotechnology R&D.

Our team is dedicated to developing the cure for Osteoarthritis once and for all, and it is with this dogged passion that we will bring relief to millions of suffering patients and give them their lives back.

THE MARKET & OUR TRACTION

Patently Impressive, Proven and Promising


11.8%
Stake held by Johnson & Johnson Development Corp.
$400K
Secured annually through both equine and healthcare industry royalties
8K+ Patients
Benefitted from our APIC therapy
$591K
Revenue in 2022
$1.8M
Total NIH grants
22 Patents
Issued with 5 more pending
$20M+
Raised from healthcare focused Family Offices, orthopedic surgeons, and equity crowdfunding.

The OA market is enormous. Drawing parallels from the success of rheumatoid arthritis (RA) treatments (TNF-alpha inhibitors, like Abbvie's Humira, one of the best selling drugs of all-time) **we estimate the market for a "true" disease-modifying OA treatment to be ~$240B** ($40B is spent on TNF-alpha drugs x 6-fold more OA patients than RA| Source). Cytonics entered the arena with the intent of developing a universally effective solution for OA, the analog to TNF-alpha inhibitors which have effectively eradicated RA. Our Founder, Dr. Gaetano Scuderi (a fourth-degree black belt in jujitsu and respected instructor in the BJJ and MMA community), testifies to A2M's effectiveness in extending his athletic career into his 60's (as does Royce Gracie, decorated UFC and MMA veteran), and endorsements from training partners and an expanding patient population of athletes and the elderly (and everyone in between!) reinforce the potential of Cytonics' core technology to heal joints and transform lives.

"Breathtaking and timely."



Alexander R Vaccaro
MD, PhD, MBA

"I expect a huge demand for it [CYT-108]."



Laurence Rosenfield
MD

"Cytonics' strategic efforts are exciting as they target the development of a first biologic therapy for patients suffering from osteoarthritis."



Martin Angst, MD

"Before he did the procedure, I could not bend my knee [...] after the procedure I was walking."



Gail Lynn & Robert Lynn

"I was so impressed with these results that I have been evangelizing for APIC treatment to my doctors and friends ever since."



Gabe

"The A2M therapy has given me my sports and mobility life back and I have recommended this treatment to all of my friends."



Daryle Bobb

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Cytonics showcases an extensive **IP portfolio with 22 issued US and international patents** (protecting all three of our technologies - FACT™, APIC™, and CYT-108) that solidify our competitive edge. **Johnson & Johnson Development Corp. holds a significant stake (12%) in Cytonics**, validating our potential and providing an avenue for acquisition once an exit is sought. Notably, many of our early investors are orthopedic surgeons, physicians, and patients who've experienced the impact of APIC™ first hand. Over 8,000 patients have had their lives changed by our APIC™ therapy, which provides critical validation of the positive preclinical data that backs CYT-108's safety and efficacy in treating Osteoarthritis. **With a track record of successful funding, including over $20M raised from Family Offices, orthopedic surgeons, and equity crowdfunding (most recently $7 million+ raised on SeedInvest), Cytonics is ready to bring on new investors to advance CYT-108 out of the laboratory and into FDA Phase 1 clinical trials**. This is a pivotal juncture in our corporate trajectory, and we welcome you to join us as we transform into a clinical-stage company and cross over a substantial valuation inflection point.

WHY INVEST

Join the Regenerative Medicine Revolution


INVEST TODAY
Become a driving force behind the transformation of millions of lives

With a dynamic blend of groundbreaking innovation, strategic partnerships, and proven traction, Cytonics is on the brink of transforming the Osteoarthritis treatment landscape. This paradigm shift will be accomplished by targeting the root causes of OA through the cartilage-protecting power of a naturally occurring blood protein called A2M. We're not just masking symptoms – we're rewriting the script for a pain-free future. Backed by an impressive base of sophisticated investors, track record of industry-advancing research, and a history of successful funding, Cytonics is positioned to disrupt the OA market and redefine the standard of care. Seize this opportunity to be part of a journey that's reshaping the landscape of regenerative medicine, bringing hope back to millions of people.

Invest today and become a driving force behind the transformation of millions of lives.

ABOUT

HEADQUARTERS
658 W. Indiantown Road
Jupiter, FL 33458

WEBSITE
View Site

Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

TERMS

Cytonics

Overview

PRICE PER SHARE
$2.30

VALUATION
$65.79M

DEADLINE
May. 29, 2024 at 6:59 AM UTC

FUNDING GOAL
$10k - $4.84M

Breakdown

MIN INVESTMENT
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT
$4,837,293.30

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
4,347

SHARES OFFERED
Series C Preferred Shares

MAX NUMBER OF SHARES OFFERED
2,103,171

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Perks*`

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor, you are eligible for additional bonus shares.

Flash Perks

Flash Perk 1

Invest between January 12-16 and receive 10% bonus shares.

Flash Perk 2

Invest between February 12-16 and receive 10% bonus shares.

Combo/Avid Investor Perks

Early Bronze

Invest $2,000+ within the first two weeks and receive an additional 10% of your investment in bonus shares.

Early Silver

Invest $5,000+ within the first two weeks and receive an additional 15% of your investment in bonus shares.

Early Gold

Invest $10,000+ within the first two weeks and receive an additional 20% of your investment in bonus shares.

Amount-Based Perks

Bronze | $5,000+

Invest $5,000+ and receive an additional 5% of your investment in bonus shares.

Silver | $10,000+

Invest $10,000+ and receive an additional 10% of your investment in bonus shares + 1 hour call with Joey Bose, President, and CEO.

Gold | $25,000+

Invest $25,000+ and receive an additional 15% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from.

Diamond | $50,000+

Invest $50,000+ and receive an additional 20% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis).

Platinum | $100,000+

Invest $100,000+ and receive 25% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis.

**In order to receive investment incentives beyond the issuance and ownership of the shares you purchased one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks and investment incentives occur when the offering is completed.*

....

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks and investment incentives due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks and investment incentives because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Cytonics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $2.30 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus as well as the Loyalty and/or Reservations Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Vendor payments.

NEW UPDATES

04.26.24

BoB #1: Patents...The Lifeblood of Biotech

The Business of Biotech - 1st Edition

A strong patent portfolio is everything in biotech. What makes a patent portfolio stalwart, and how does this affect company valuations?

Intellectual property (e.g. patents) is the foundation from which all innovations are built upon. Patent protection is what guarantees that a novel invention cannot be easily duplicated by competitors, securing the market exclusivity of the technology once it is ready for consumer purchase. **Patents create financial incentives for developing new technologies**, and institutional investors (e.g. Big Pharma and venture capital) analyze the strength of an IP portfolio when making acquisition or investment decisions. Without patents, the “upside” of innovating is completely destroyed, and humanity seeks to evolve technologically.

A strong patent portfolio and strategy to build a defensible “moat” around drug assets is crucial in biotech. Not only to protect the future revenues of a drug that is still in the development and may not see commercial success until 5-10 years down the road, but also to secure a flow of capital to fund current development. **Patents can broadly be classed into 3 categories: composition of matter, methods of use, and process development**. Composition of matter is considered *The Holy Grail* of technology protection in biotech because it recognizes that the drug itself is truly novel and innovative.

From an investor or acquirer perspective, strong patents are what substantially increase the probability of realizing a return on their investment.

Here are what investors look for in an IP portfolio:

- A strategy to protect new technologies that may emerge from ongoing research and development
- A strategy to analyze competitors’ patents to ensure that they do not affect drug commercialization
- Patents being granted in the target geographies that the drug will be sold into
- Early patent filings (before clinical trials) to protect the proof of concept technology
- ”Follow-on” patent filings to create a multi-layered “moat” and extend the duration of protection
- Multiple patent types (composition of matter, methods of use, and process development) to create a strong “moat”

Cytonics’ patent portfolio is extensive and defensible

Cytonics has an impressive 24 US and international patents (UK, Germany, France, Japan, Australia, and China) with 4 additional patents under prosecution. Importantly, their intellectual property portfolio contains multiple patent types protecting all of their technologies (APIC therapy, FACT diagnostic, and CYT-108 biologic treatment for osteoarthritis):

- Composition of matter protecting the genetic modifications made to the A2M protein to produce the CYT-108 drug candidate
- Composition of matter protecting the FDA-approved APIC therapy, securing any enrichment of A2M protein as Cytonics’ proprietary technology
- Methods of use securing any use of a synthetic A2M protein (i.e. CYT-108) to treat a multitude of inflammatory diseases (including osteoarthritis) as Cytonics’ proprietary technology
- Method of use securing the use of A2M protein to treat a multitude of inflammatory diseases (including osteoarthritis) as Cytonics’ proprietary technology
- Method of development for the genetically engineered CYT-108 protein

This collection of patents will make it very difficult to copy any of Cytonics’ technology, which will secure the exclusive commercialization of their lead drug asset, CYT-108. A potential acquirer will heavily diligence their intellectual property portfolio to make sure that competitors will not stand a chance at duplicating CYT-108. **Cytonics’ broad and defensible patent portfolio is key to the company’s business development strategy**, and has been developed to maximize the company’s valuation in the eyes of investors and acquirers.

Invest Now

Appreciatively,


Joey Bose

Joey Bose

President & CEO

04.25.24

Introducing "The Business of Biotech" Series

We're excited to announce the launch of our new educational series, *The Business of Biotech*, designed to give you a **closer look at the industry's inner workings**. As we wrap up our successful *Science Corner* series, where we explored the scientific foundations of our work, we now turn our focus to the business aspects that drive biotech innovation forward.

In *The Business of Biotech*, we will delve into topics such as the **pivotal role of patent grants** 📜, the **intricacies of FDA processes** 🏛, the **daily life of a biotech CEO** 👨‍💼 , and much more! Each update will offer a window into the strategic maneuvers that help companies like Cytonics thrive in a competitive marketplace.

Our aim is not only to **keep you informed but also to enrich your understanding** of how your investment contributes to **shaping the future of medicine** 🌍. We look forward to embarking on this new journey together and are eager to bring you along as we navigate the fascinating world of biotech business.

Stay tuned for our first topic, where we will explore the crucial role of intellectual property in biotech's innovation landscape 🔍.

Thank you for your continued support and engagement 🙏. Your investment empowers us to push boundaries and redefine what's possible in regenerative medicine 💊.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

ALL UPDATES

04.24.24

New Milestone Alert: Final Clinical Site Selected

Welcoming Sunshine Coast as Our Newest Clinical Site!

We are excited to share yet another significant milestone in our journey to transform osteoarthritis therapy. Cytonics is proud to announce that we have chosen University of the Sunshine Coast as the third site for our Phase 1 clinical trials of CYT-108, our pioneering therapeutic candidate. With this addition, **all of our clinical sites have been selected** and we are mere weeks away from recruiting our first patient.

Why Sunshine Coast?

Sunshine Coast is recognized for its excellence in medical research and commitment to advancing healthcare. The region boasts state-of-the-art facilities complemented by a team of specialists renowned for their expertise in managing and conducting clinical trials, especially in osteoarthritis. Their robust infrastructure and dedicated staff ensure that our innovative research into CYT-108 will be executed with the highest standards of precision and care.

"Securing Sunshine Coast as our third clinical site is a testament to our rigorous site selection process, prioritizing experience and capability in osteoarthritis research. We are confident that their contribution will be invaluable as we continue to advance our Phase 1 clinical study."

~ Joey Bose, President and CEO of Cytonics

The addition of Sunshine Coast not only underscores our progress but also strengthens our resolve to set **new benchmarks in osteoarthritis therapy**. As we move forward with this collaboration, we are another step closer to potentially changing the lives of millions suffering from this debilitating condition.

Gratitude to Our Supporters

We extend our heartfelt thanks to all our investors for your continued support and belief in our vision. Your commitment is crucial in this exciting phase of development, bringing us closer to realizing the potential of a truly effective treatment for osteoarthritis.

Stay tuned for more updates as we achieve further milestones in our CYT-108 clinical journey. Together, we are not just making progress; we are making history.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

04.22.24

Science Corner #9: Breathing Easy w/ CYT-108

As we continue to pioneer treatments that improve the lives of millions worldwide, Cytonics is thrilled to share potential new applications of CYT-108 beyond its primary use in osteoarthritis. Our groundbreaking work with **CYT-108, a variant of the Alpha-2-Macroglobulin (A2M) blood protein**, has opened doors to possibly **treating a range of inflammatory lung diseases**, leveraging its anti-inflammatory and protease inhibition properties.

In this **final edition of "Science Corner"** we will explore the potential of **CYT-108 as a platform therapeutic**, assessing its potential efficacy as a treatment for **COPD, cystic fibrosis, and ARDS**.

Harnessing CYT-108 for Respiratory Health

Chronic Obstructive Pulmonary Disease (COPD) and **cystic fibrosis** are characterized by an imbalance between proteases and their inhibitors, leading to severe tissue damage and inflammation. **CYT-108's ability to inhibit a wide range of proteases could help restore this balance, potentially reducing tissue destruction and alleviating inflammation**. Additionally, its anti-inflammatory effects through the **sequestration of pro-inflammatory cytokines** presents a *second mechanism of action*, which could further aid in reducing the harmful impacts of these lung conditions.

A Future of Healing and Restoration

The prospect of CYT-108 in treating fibrosis is particularly exciting. Conditions like idiopathic pulmonary fibrosis could benefit from CYT-108's ability to inhibit MMPs, a class of protease enzymes involved in excessive tissue remodeling. By managing these processes, **CYT-108 could slow or even reverse the progression of fibrotic changes, offering new hope where few effective treatments exist.**

Cytonics is taking a bold step forward in the potential repurposing of CYT-108 for pulmonary applications, particularly for treating inflammatory lung diseases.

In collaboration with **Lovelace Biomedical**, **we have designed a novel rat lung inflammation study**, designed to **evaluate the efficacy of CYT-108** in a controlled scientific setting*.

**While the study has been designed, it has not been scheduled and is contingent upon raising enough capital. The osteoarthritis program is our primary focus, and other potential applications of CYT-108 will be explored if resources permit.*

Study Design and Objectives

The study, officially known as the Rat LPS Challenge Model will observe the therapeutic effects of CYT-108 on acute respiratory distress syndrome (ARDS) induced by inhalation of LPS (lipopolysaccharide), which mimics inflammation observed in diseases like COPD and cystic fibrosis.

The study includes multiple groups of Sprague-Dawley rats, each receiving different treatments:

- **Control Groups:** One group will receive a vehicle treatment without LPS exposure, and another with LPS exposure.
- **CYT-108 Treatment Groups:** Several groups will receive CYT-108 post-LPS exposure to measure its effects against inflammation.
- **Positive Control Group:** A dexamethasone group will serve as a positive control to benchmark the anti-inflammatory effects of CYT-108.

We aim to measure several key outcomes:

- **Bioanalysis:** This includes bronchoalveolar lavage fluid (BALF) and lung tissue cytokine levels to quantitatively assess inflammation reduction.
- **Histopathology:** Lung tissues will be examined to evaluate the histological changes and compare the structural impacts of treatments.
- **Overall Health Metrics:** Body weight changes and general health observations will provide additional data on the treatment's impact.

Implications and Future Prospects

While the application of CYT-108 in pulmonary diseases is still under exploration, the potential to significantly impact patient care is undeniable. At Cytonics, we are committed to rigorous scientific evaluation and clinical trials to establish the effectiveness and safety of CYT-108 across various indications, ensuring that we continue to lead in innovative, life-changing therapies.

By potentially restoring protease balance and reducing inflammation, **CYT-108 could significantly impact how respiratory diseases are treated**.

Invest in the Future

As we venture into this exciting phase of development, your support and investment enable us to push the boundaries of medicine further. Join us in transforming the landscape of treatment for those afflicted by inflammatory and joint diseases worldwide. Your investment helps fuel these innovative studies, paving the way for new therapeutic applications that could change millions of lives.

Invest Now

Appreciatively,


Joey Bose

Joey Bose

President & CEO

04.20.24

Science Corner #8: Our Breakthrough Begins

CYTONICS®

We are excited to announce the *imminent* commencement of our Phase 1 clinical trial for our innovative osteoarthritis therapy, CYT-108. **We recently received ethics approval from the Australian regulators** - a testament to the diligence we put into the design of our Phase 1 trial and the robust preclinical data that supported the regulatory application. This milestone marks a significant advancement in our commitment to developing therapies that not only alleviate symptoms but also potentially modify the underlying disease in osteoarthritis patients.

In this update, we discuss the **design of the Phase 1 study**, what **clinical data** we will collect, and what it means for the **value of the company** and **your investment**.

What We Will Do

Our upcoming trial will enroll **20 participants** across three distinguished clinical sites. The study is structured to include two distinct groups:

- **Treatment Group:** 10 patients will receive two doses of CYT-108, administered three months apart.
- **Control Group:** 10 patients will receive a saline placebo following the same schedule.

Post-administration, all participants will undergo a rigorous three-month follow-up period. We expect to have the **first patient dosed in the next few weeks**, and the last patient dosed before December 2024. Our goal is to have the final **Phase 1 study report published in early 2H25**.

What We Will Look For

The primary goal of this phase is to **evaluate the safety and tolerability** of CYT-108. However, the scope of our study extends beyond just safety:

- **Efficacy Assessment:** The effectiveness of CYT-108 will be measured using the WOMAC (Western Ontario and McMaster Universities Arthritis Index) score, which assesses pain, stiffness, and physical function in osteoarthritis patients.
- **Disease Modification:** A crucial component of our trial involves the ARGS assay, a biomarker assay that detects fragments specifically cleaved from aggrecan (a key cartilage component) by the aggrecanases, enzymes active in osteoarthritis. This assay will help us identify potential disease-modifying effects of CYT-108, an aspect seldom addressed by current therapies.

Optimizing Success

The development of **CYT-108 is significantly de-risked by our prior experiences with our APIC therapy** (our flagship therapy for OA that has treated over 8,000 patients to date) and robust preclinical research. Drawing on APIC's use of naturally occurring A2M, we've established an **effective starting dose of approximately 25mg for CYT-108**, ensuring a safe and informed entry into human trials. Additionally, we know that the **A2M protein can be delivered in high concentrations into the joints** of animals without any adverse effects, further de-risking the safety of the study. This foundational work enhances our confidence in advancing a therapy that is both safe and potentially transformative for osteoarthritis patients.

CYT-108, a synthetic variant of the A2M protein, is **de-risked** in a way that most *de novo* therapies are not because we know that the **core A2M protein** is an **effective therapy** for OA.

Looking Forward

As we move forward with these trials, our goal is not just to establish the safety and preliminary efficacy of CYT-108 but to pave the way for a treatment that could fundamentally change the management of osteoarthritis. We believe that CYT-108 has the potential to be a groundbreaking therapy that offers hope to millions suffering from this debilitating disease.

We invite our investors and the broader community to stay tuned for updates as we progress through this pivotal phase of our research. Your support is crucial in our journey to redefine osteoarthritis treatment.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

04.18.24

Science Corner #7: Decode Science, Drive Gains

CYTONICS®

We are thrilled to announce that Cytonics has received ethics approval from Bellberry's Human Research Ethics Committee (HREC) in Australia to commence our eagerly anticipated Phase 1 clinical trial for CYT-108. This milestone marks a significant step forward in our journey to revolutionize osteoarthritis treatment.

As we begin this exciting phase, we understand the importance of **keeping our investors informed** and educated about the process and potential of CYT-108. Here's a brief guide to help you understand the significance of Phase 1 clinical data and how it can influence **your investment decisions**.

🧪 What Is A Phase 1 Clinical Trial?

Phase 1 clinical trials are primarily focused on assessing the safety profile of a new drug. The goal is to determine the drug's most frequent side effects and possibly establish the dosage range deemed safe for further studies. **For investors, understanding these outcomes is crucial as they provide the first glimpse of the drug's viability and future potential.**

Key Metrics to Watch

Safety and Tolerability: The primary concern in Phase 1 is to ensure that the drug is safe for human use. We monitor participants closely for any adverse effects.

Dosage Determination: Finding the right dosage that maximizes therapeutic effects while minimizing side effects is a critical outcome of this phase.

Early Efficacy Signs: Although Phase 1 is not primarily designed to test efficacy, any positive indicators can be a promising sign that the drug has potential therapeutic benefits.

The Devil Is In The Design Details

Study Design: Note if the trial is placebo-controlled (some participants receive a placebo instead of the treatment) and randomized (participants are randomly assigned to groups). This design is the gold standard for testing new treatments.

Participant Information: Check who participated in the trial. Results may vary based on age, sex, or stage of the disease. The inclusion/exclusion criteria will ultimately affect the label placed on the drug once it gets approved. Too narrow, and there may be no market. Too wide, and the drug might not prove efficacious.

Endpoints: Clinical trials have primary and secondary endpoints, or outcomes the researchers are measuring. Primary endpoints are the main result being studied, while secondary endpoints provide additional information. Are these endpoints considered clinically meaningful, or are they a biomarker? How do you think the FDA will interpret these?

Interpret The Data

Statistical Significance: Results are statistically significant if it's likely they weren't due to chance. This is often shown with a "p-value"; p-values less than 0.05 are typically considered significant.

Effect Size: This tells you how large the treatment effect was. Even if results are statistically significant, the effect size indicates how meaningful the difference is in real life.

Adverse Events: Pay attention to reported adverse events or side effects. Understanding the potential risks is as important as the benefits. How will the FDA view these?

Comparisons to Standard of Care: If available, see how the new treatment compares to existing treatments. Novel mechanism of action? Disease-modification beats managing symptoms. This can tell you if it's a better option.

Regulatory Status: Look for any mentions of regulatory approvals or the next steps. This indicates the treatment's path to becoming widely available.

Impact On Investment

Investing in biotech is uniquely impacted by clinical trial outcomes. **Positive Phase 1 results can significantly de-risk the investment** and potentially lead to an **increase in company valuation.** Conversely, understanding any risks highlighted during this phase can inform a balanced investment strategy.

Our Commitment To You

We commit to transparency and will continue to provide **detailed updates** as the Phase 1 trial progresses. Your support fuels our progress, and together we are on the path to potentially delivering a revolutionary treatment for millions suffering from osteoarthritis around the world.

In our next update we will address each one of these design considerations, giving you a **complete picture of our Phase 1 study design** and what **clinical data** we will report.

Invest Now

Appreciatively,



Joey Bose

President & CEO

04.16.24

Science Corner #6: Success Begets Success

CYTONICS®

CYT-108 and the Legacy of APIC's Success

Just as the introduction of synthetic (recombinant) insulin revolutionized the treatment of diabetes by providing an improved and scalable source of insulin, Cytonics is poised to transform the field of osteoarthritis (OA) therapy with CYT-108. **Building upon the clinical and commercial triumphs of our Autologous Platelet Integrated Concentrate (APIC) therapy, CYT-108 embodies the next evolution in targeted treatment for osteoarthritis**. Harnessing the insights from protease inhibition and tissue regeneration mechanisms garnered through APIC's success, CYT-108 aims to offer enhanced efficacy and precision in managing joint health. If approved by the FDA, CYT-108 may be the ***first and only*** **disease-modifying pharmaceutical for OA**, a remarkable leap forward in the field of regenerative medicine.

Just like the development of synthetic insulin was de-risked by the clinical efficacy of the natural, purified insulin peptide, **Cytonics' CYT-108 development is de-risked** by the clinical and commercial success of our ***first-generation*** **APIC therapy**.

The APIC Therapy: A Natural Solution To OA

The **Autologous Protease Inhibitor Concentrate (APIC)** therapy harnesses the body's natural healing processes by selectively concentrating the therapeutic **Alpha-2-Macroglobulin (A2M) protein** patient's own blood and introducing it into affected joints. This method has proven highly effective in treating the root cause of osteoarthritis by **blocking the enzymes that degrade cartilage** in arthritic joints, promoting cartilage repair and reducing inflammation. To date, over **8,000 patients** have been successfully treated with APIC. The widespread adoption and positive patient outcomes have not only solidified APIC's reputation in therapeutic circles but also demonstrated its commercial viability across diverse markets, setting a robust foundation for further innovation.

Bridging Success: How APIC Paves the Way for CYT-108

The clinical success of APIC significantly de-risks the development of our latest innovation, CYT-108. This synthetic variant of the natural A2M protein was engineered for increased efficacy, and CYT-108 is **over 200% more effective** than the natural A2M in inhibiting the destructive enzymes that degrade cartilage. CYT-108 draws from **APIC's established base of knowledge** about the **efficacy of A2M** as ***disease-modifying*** **therapy for osteoarthritis**, and patient confidence cultivated by APIC's success may ensure a smoother regulatory journey and heightened market anticipation. CYT-108 is poised to build on the legacy of APIC, offering a **refined and more effective approach** to joint health with enhanced specificity and efficacy for OA.

Unleashing Potential: Promising Preclinical Results for CYT-108

In our preclinical studies, CYT-108 showcased promising results that emphasize its potential efficacy and safety. CYT-108 demonstrated up to **60% reduction in cartilage degradation** and **joint membrane inflammation** compared to controls, and it was well-tolerated by the study subjects. Notably, ***no*** **deleterious immune response** was observed ***nor*** **damage to organs**. The safety of CYT-108 is supported by the route of administration, which is directly into the joint, limiting the drug's exposure to the bloodstream. This substantially decreases the chances of "off target" adverse effects. **APIC's success further de-risks the safety** aspect because we know that we can deliver high concentrations of A2M directly into patients' joints without significant side effects.


Cartilage Damage
Treatment with CYT-108 restored~57% of the cartilage damage that occurred over the 12-week time-course
OARSI Score
6
5
4
3
2
1
0
No Treatment
CYT-108
Baseline (healthy cartilage)


Joint Membrane Inflammation
Treatment with CYT-108 restored ~60% of cellular thickening of the synovial membrane that occurred over the 12-week time-course
4.25
3.75
3.25
2.75
No Treatment
CYT-108
Baseline (healthy cartilage)

From Lab to Life: Charting CYT-108's Journey to Clinical Application

The outcomes from preclinical study are not just a milestone for CYT-108 but also a beacon for future clinical applications in human medicine. These results validate the continued exploration of CYT-108 in human trials, where we expect to see similar efficacy and safety profiles. As we move forward, the insights gained from this preclinical phase will guide the optimization of dosing regimens and treatment protocols, ensuring that CYT-108 can offer a significant improvement in the quality of life for patients suffering from osteoarthritis.

We recently received 🌟 **ethics approval** to begin our *first-in-human* 💊 **Phase 1 clinical trial**, a ⛰️ **monumental milestone** and *significant* 💎 **valuation inflection** point!

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

04.13.24

Science Corner #5: The Protease Predator

[Cytonics is on a mission to rid the world of osteoarthritis (OA)](#) once and for all with our first-in-class biopharmaceutical, dubbed "CYT-108," that attacks the disease at the molecular level. Unlike currently available *palliative* therapies which merely mask joint pain and inflammation (like NSAIDs and corticosteroids), **CYT-108 is capable of addressing the *root molecular cause* of the disease**, offering long-lasting relief through this "**disease modification**." If approved by the FDA, CYT-108 will likely be the first and only disease-modifying therapy for OA, cracking open a **$200-300B global market** and forever changing the health and happiness of over **600M suffering people** worldwide.

What is CYT-108?

CYT-108 is a genetically engineered variant of the naturally occurring protein **Alpha-2-Macroglobulin (A2M)**, which is found in the bloodstream and plays a role in clotting. We discovered that A2M can also serve as a **defense mechanism against the enzymes, called *proteases*, that degrade cartilage in our joints**, leading to OA. If concentrated and delivered into damaged joints, A2M can act as a protective shield, standing guard over the integrity of our joint cartilage.

How does CYT-108 work?

Imagine a molecular bear trap. That's the essence of how CYT-108 operates. It has been engineered to enhance its efficacy, selectively binding to and **neutralizing the catabolic proteases**, much like a bear trap snapping shut on its target. This mechanism not only **prevents cartilage degradation**, but also **reduces inflammation** and shifts the balance towards **cartilage tissue repair** via the body's natural regenerative mechanisms.

Here's a more in-depth look into CYT-108 and how it functions on a molecular level to halt OA in its tracks.

How Does Our First-In-Class Therapy For Arthritis Work? Let's Take A Look ...



We illustrate this dynamic process in mechanism of action video above. **CYT-108, represented in blue/green, clamps down on the red protease, effectively disarming its cartilage-damaging activity**. This visual encapsulates our therapeutic approach - a precisely targeted intervention that halts the progress of OA at the molecular level.

Why is CYT-108 a powerful therapeutic for OA?

Current treatments for OA are symptomatic, merely addressing pain and inflammation without altering the course of the disease. CYT-108, however, is designed to be disease-modifying. By directly engaging the underlying cause of cartilage breakdown, **CYT-108 is not just a band-aid; it's potentially a cure**.

Clinical studies have demonstrated that **CYT-108 is up to 200% more effective than natural A2M**. Our preclinical studies showcase CYT-108's capacity to reduce cartilage damage significantly, heralding a new era where joint replacement surgeries could become a thing of the past.

Invest in the Future

Investing in Cytonics means joining a venture that stands on the precipice of a medical breakthrough. We are not merely offering a better treatment; we are offering a new understanding of joint health.

Join us on this journey.

Invest in Cytonics, invest in the **future of healthcare**.

Invest Now

Appreciatively,



Joey Bose

President & CEO

04.11.24

Science Corner #4: Revealing The Magic Of A2M

Imagine a future where the creaks and groans of aging joints are no longer inevitable, where the progression of osteoarthritis (OA) can be halted in its tracks, transforming the way we approach joint health and mobility. This isn't just wishful thinking; it's a potential reality that's closer than you might believe, thanks to groundbreaking advancements in our understanding and application of a naturally occurring powerhouse: **Alpha-2-Macroglobulin (A2M**). Dive into the story of how Cytonics is unlocking the secrets of A2M, **turning the tide against OA**, and potentially rewriting the narrative on a host of other inflammatory conditions. Prepare to be captivated by the promise of a revolution in medical science—one that might just change lives around the globe.

In our previous edition of Science Corner, we delved into the **molecular mechanisms** behind osteoarthritis (OA). Now, let's take a look at the **Alpha-2-Macroglobulin (A2M) protein** that is the crux of Cytonics' novel therapies for OA.

Discovery of A2M As A Biological Safeguard

Initially identified as a **broad-spectrum protease inhibitor**, A2M's function as a "protease catcher" is central to its protective role in the human body. **Proteases are enzymes that "chew up" other proteins**, and play an important role in the body. However, **hyperactive proteases can have severe damaging effects**, such a **cartilage degeneration**. A2M's discovery provided significant insights into the body's mechanism to neutralize protease activity that could otherwise lead to the degradation of crucial proteins and cartilage components.

Can A2M Halt Cartilage Degradation?

A2M is found in the blood and plays a **natural role in blood clotting** through its protease inhibition mechanism. Researchers at **Cytonics theorized that A2M may be able to stop the proteases responsible for cartilage damage** in arthritis joints. But that would require purifying A2M from the blood and delivering it directly into the joint space.

Cytonics' research has shown that early administration of A2M following joint injury significantly diminished the levels of protease enzymes in the synovial fluid, effectively **halting the cascade of events leading to bone destruction and cartilage breakdown**. This early intervention strategy underscores the potential of A2M as a preventative therapy for OA, highlighting the importance of timely treatment following joint trauma.

Cytonics' Innovation: The“Super A2M”

Cytonics' pioneering research into A2M's application for OA treatment stemmed from a deep understanding of its protease-inhibiting capabilities. Recognizing the **limitations of natural A2M** levels within the joint environment, Cytonics embarked on the development of "**Super A2M" variants designed to enhance the protein's protective efficacy against cartilage degradation**. This innovative approach led to the creation of targeted A2M variants with improved binding and neutralization of the proteases implicated in OA pathogenesis.

Cytonics' preclinical studies utilizing a rat model of OA provided **compelling evidence of the therapeutic efficacy of our "Super A2M" variants**. Rats treated with our A2M variants showed **significantly less cartilage damage** and **lower levels of proteases** in the joint environment compared to controls. Notably, our A2M variants demonstrated **superior chondroprotective effects** (i.e., cartilage protecting), with **enhanced collagen II synthesis** and **reduced inflammation** markers, establishing a strong foundation for the clinical application of A2M-based therapies in OA.



Changing The Game With CYT-108

Cytonics' development of **CYT-108, our lead “Super A2M” therapeutic candidate**, represents a significant leap forward in the management of OA. CYT-108was engineered for optimal efficacy, CYT-108 has shown remarkable results in preclinical models, offering hope for a new era in OA therapy. Its ability to attenuate cartilage degradation and inflammation highlights the therapeutic potential of A2M-based interventions in preserving joint health and functionality.

In our landmark study, we discovered that **CYT-108 resulted in up to a 200% increase in inhibition of cartilage degradation compared to natural A2M**, showcasing the enhanced therapeutic potential of these variants in preventing cartilage damage.

Therapeutic Potential of CYT-108 Beyond Osteoarthritis

A2M's utility extends to a broad spectrum of diseases characterized by tissue degradation. Its mechanism of action, involving the neutralization of proteases across various pathways, offers a promising therapeutic strategy for **numerous inflammatory conditions**. The extensive research into A2M's capabilities has illuminated its potential not only in the context of OA but also in other diseases where protease-mediated tissue damage plays a critical role.

Our “**Super A2M**” variants (e.g., **CYT-108**) have the potential to become a platform technology that involves “**tweaking**” the **natural A2M** protease inhibitor for superior function in other inflammatory diseases, such as **Chronic Obstructive Pulmonary Disease** (COPD) and **Acute Respiratory Distress Syndrome** (ARDS).

Join Us On Our Mission To Catalyze Human Well-Being

Cytonics' innovative approach to OA treatment, leveraging the potent protease-inhibiting properties of A2M and its engineered variants, marks a pivotal shift in the management of OA. Through targeted research and development, exemplified by the creation of CYT-108, Cytonics is at the forefront of introducing novel therapeutic options for patients suffering from OA, offering hope for improved joint health and quality of life.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

04.08.24

Science Corner #3: OA On The WarPath: Part 2

CYTONICS®

In our previous edition of Science Corner, we detailed the changes in joint physiology in arthritic joints. The takeaway was that there are *multiple* joint tissues that are affected due to arthritis, and cartilage damage is *not* just the *only* symptom of the disease.

Now, let's dive into the molecular changes that occur in osteoarthritis.


Superficial zone
iddle zone
eep zone
bchondral bone
Inflammation
ECM synthesis
Chondrocyte hypertrophy
Autophagy
Cell death
ECM degradation
Oxidative stress
Synovial fibrosis
Chondrocyte
Apoptotic chondrocyte
ROS
Chondrocyte necrosis
Inflammatory factors
Blood vessels

What are the molecular drivers of these changes?

Osteoarthritis is characterized by the progressive degeneration of articular cartilage, along with changes in the subchondral bone and inflammation of the synovial membrane. The pathogenesis involves a complex interplay of biomechanical stresses and biochemical factors.

Here is a list of the joint tissues that become damaged in OA, and an explanation of the molecular drivers of OA pathology.

Matrix Degradation: Central to OA is the breakdown of the extracellular matrix (ECM) of cartilage. The ECM is primarily composed of collagen (type II) and aggrecan, which confer tensile strength and compressive resistance, respectively. In OA, there is an upregulation of matrix **metalloproteinases (MMPs) and aggrecanases (ADAMTS)**, protease enzymes that degrade collagen and aggrecan. This enzymatic activity is not sufficiently counteracted by their natural inhibitors, leading to ECM degradation. The Wnt/β-catenin signaling pathway's aberrant activation in chondrocytes leads to **increased ECM-degrading enzyme production** and reduced ECM synthesis.

Chondrocyte Response: Chondrocytes are the resident cells of cartilage responsible for the synthesis and turnover of ECM components. In the OA joints, chondrocytes exhibit aberrant responses including altered gene expression, **increased production of pro-inflammatory cytokines (such as IL-1β and TNF-α), and enhanced expression of MMPs and ADAMTS proteases**. This creates a vicious cycle, where inflammation leads to further cartilage breakdown, which in turn stimulates more inflammation.

Subchondral Bone Remodeling: Changes in subchondral bone are both a cause and consequence of cartilage degradation. Increased subchondral bone turnover and sclerosis, characterized by **thickening of the subchondral plate**, contribute to altered mechanical properties that exacerbate cartilage stress and degradation. Osteophyte formation, another hallmark of OA, results from the **formation of excess bone (ossification) over the cartilage** and is mediated by growth factors such as TGF-β and other signaling molecules. Enhanced Wnt signaling contributes to the pathological changes in subchondral bone observed in OA, including increased bone turnover and sclerosis which can contribute to **joint pain and movement restriction**.

Joint Membrane Inflammation: Inflammation of the joint membrane, the "synovium," is now recognized as a key feature of OA. The synovium may become inflamed due to mechanical irritation or by the presence of cartilage breakdown products in the joint space, further contributing to the secretion of pro-inflammatory mediators.

Putting It All Together

Osteoarthritis (OA) is a chronic joint disorder characterized not just by the **breakdown of cartilage**—the cushioning tissue between bones—but also by changes in the entire joint including **bone alterations and inflammation of the joint lining**. It's a complex condition that varies from person to person, making it challenging to find universal treatments. Although current therapies mainly address pain and mobility issues, they don't stop the disease's progression. Researchers are delving into the body's cellular communication networks, like the Wnt and NF-κB pathways, which are crucial in joint maintenance and inflammation, to develop new drugs that could potentially slow or alter the course of OA. However, creating effective disease-modifying treatments is complicated by OA's slow progression, diverse manifestation, and lack of early detection markers.

We believe that we have solved this problem of "**disease-modification**."

Cytonics may have the **elusive solution** that has stumped drug developers for decades.

In the next edition of 🧪 "Science Corner," we will delve into the core of 🧬 Cytonics' novel OA therapy, and what might be 🏆 The Holy Grail of Osteoarthritis therapy.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

04.07.24

Beyond The Webinar: Your Role in Our Odyssey

CYTONICS

Another successful investor webinar in the books! I'd like to extend a sincere thank you to all of the attendees, who encouraged a rigorous and challenging discussion about Cytonics' strategy to develop the first and only therapy for osteoarthritis, risks and challenges of our drug development program, and the unique **opportunity to invest** in our company before we hit our next **valuation inflection point**. If you couldn't make it, please find a link to the recording at the end of this update.

You Asked, We Answered.

Here is a sample of the Qs that fueled our conversation and illustrate our attendees investment savvy. I learned a thing or two from this high-level diligence!

What is your estimated timeline through clinical trials, and ultimately an exit for shareholders? We are on track to begin recruiting patients for the Phase 1 clinical study of CYT-108, our novel biologic therapy for osteoarthritis, before the end of May. This is a massive milestone and valuation inflection point! The Phase 1 study will involve 3 months of dosing with an additional 3 month follow up, putting us in a position to submit the Phase 1 data to the FDA by the end of 2025. With a positive Phase 1 dataset in hand, we will begin soliciting interest from potential strategic partners/buyers. These groups will be interested in funding the Phase 2 study. A positive Phase 2 efficacy readout will allow us to start soliciting interest from Big Pharma in licensing or acquiring our CYT-108 drug asset. We intend to start this "bidding" process by 2027-28, at which point our shareholders will be alerted that an exit is on the horizon.

How will shareholders realize a return on their investment? Cytonics' strategy is to advance CYT-108 into Phase 2 clinical trials, which will "de-risk" further development and make the company an attractive acquisition target by Big Pharma. Cytonics will first solicit interest from Johnson & Johnson, since they currently own 12% of the company.

Our investors will make money by either:

- Being bought-out by the Big Pharma acquirer (e.g., J&J) in a private sale, or
- Selling their stock in the public markets if Cytonics decides to list on a stock exchange. This would occur if the Big Pharma acquirer decides to license the development rights to CYT-108, which would significantly drive the value of the company and public stock price.

Why will Big Pharma be interested in acquiring or licensing CYT-108? The market for osteoarthritis is $240B globally (i.e. $240B is spent annually on inferior treatment options). OA is a debilitating disease that demands a treatment capable of reversing cartilage damage. The aging population will only add to this demand. Insurance companies will chomp at the bit for a solution that obviates the need for a total joint replacement. CYT-108 will be an attractive acquisition target once conclusive efficacy data is collected (Phases 1 and 2).

Why hasn't Big Pharma already come up with a solution for osteoarthritis? Big Pharma has attempted to develop therapies to modify the disease, as measured by changes in cartilage thickness and other joint tissues. Some of these therapies targeted the destructive proteases, but so far have been unable to provide long-term efficacy due to the complexity of the disease. OA is caused by multiple classes of proteases. A single protease inhibitor is not capable of providing robust effectiveness. Currently, there are three protease inhibitors in clinical trials, each targeting a specific protease involved in osteoarthritis. This short-sighted, limited approach is unlikely to produce positive effects.

How does CYT-108 work, and how is this mechanism of action different from available treatment options for osteoarthritis? The core technology centers around a specific protein found naturally in the body: Alpha-2-macroglobulin (A2M). A2M is a well-known inhibitor of the destructive enzymes that chew up cartilage in arthritic joints. CYT-108 is a genetically-modified, proprietary variant of the natural A2M molecule that has been proven to be 2-4x more effective in protecting cartilage from degradation. Contrast this with the currently available treatments, viscosupplementation and anti-inflammatories, which are temporary and palliative measures that merely mask symptoms without treating the disease. Simply put, CYT-108 attacks the disease at its molecular source, instead of simply applying a "band-aid" to the problem.

Watch the replay:

https://us06web.zoom.us/rec/share/zenSBi2tVAqWzt0LlhwYhBoLZnHoT8qre72jyKJXjC2Wjs5C093ba-1fdG1t9MU9.yIwN__rnaDUw0Vde?startTime=1711742391000

Passcode: +Hman#8T

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

04.06.24

Science Corner #2: On The WarPath

CYTONICS®

Osteoarthritis (OA), often perceived as mere joint wear-and-tear, is far more complex. At its heart lies cartilage, the cushion enabling smooth joint movement. Over time, this cushion deteriorates, causing bones to rub together, leading to pain, swelling, and reduced motion. This condition involves not just the thinning of cartilage but also inflammation of the joint lining, changes in the underlying bone, and the weakening of ligaments and tendons. Understanding osteoarthritis goes beyond seeing it as simple degeneration, recognizing it as a dynamic interplay of stress and biological reactions within the joint. It's a narrative science aims to change, seeking treatments that do more than ease symptoms but potentially halt or reverse the disease's effects.

Let's dive in.

Healthy Joint vs. Osteoarthritis

The joint anatomy is characterized by several key structures, all of which are affected by osteoarthritis (OA):

🪨 Subchondral Bone: The foundation layer beneath the cartilage, providing structural support to the joint.

🧬 Growth Plate: Area of growing tissue near the ends of long bones in children and adolescents.

🌿 Articular Cartilage: The smooth, lubricating surface at the end of bones, allowing easy movement within the joint.

🌊 Synovial Membrane: The tissue lining the joint capsule, producing synovial fluid for lubrication.


Normal
OA
growth plate
articular cartilage
synovial membrane
subchondral bone
articular cartilage erosion
synovial hyperplasia
abnormal angiogenesis
synovial inflammation
subchondroal bone disturbance
ligaments and tendons instability
joint stiffness

Impact of OA

🔴 Articular Cartilage Erosion: The smooth, white tissue that covers the ends of bones where they come together to form joints is worn away, leading to a roughened, eroded surface in OA.

🩸 Abnormal Angiogenesis: There's an increase in the formation of new blood vessels in the joint tissues where they are not normally present, which can contribute to inflammation and pain.

🔥 Synovial Inflammation: The synovial membrane becomes inflamed, leading to joint pain, swelling, and the production of inflammatory substances that can further degrade the cartilage.

🦴 Subchondral Bone Disturbance: Changes occur in the bone beneath the cartilage, including stiffening and thickening (sclerosis), as well as the formation of bony outgrowths (osteophytes), which can cause joint pain and limit movement.

🌀 Ligaments and Tendons Instability: The supporting structures around the joint, such as ligaments and tendons, may become less stable as the disease progresses, affecting joint function and alignment.

💪 Joint Stiffness: The combination of cartilage degradation, bone changes, and inflammation can lead to stiffness and reduced mobility in the joint.

Next Up

In our next edition, we will discuss what happens on a molecular level that drives these dangerous, deleterious changes. An expert understanding of this molecular pathophysiology is what allowed Cytonics to develop our flagship OA therapy, the Autologous Protease Inhibitor Concentrate therapy, and is leading to the success of our novel pharmaceutical solution in clinical studies.

Stay tuned!

Invest Now

Appreciatively,


Joey Bose

Joey Bose

President & CEO

Show More Updates

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JOIN THE DISCUSSION

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WC

W Kim Colich
10 hours ago

Hi Joey, Will you be extending this campaign to try and get to $3.26M? I'd really like to see you get to that go...
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EM

Edward McIntyre
24 days ago

Hey Joey,
Could you please email me the link & password to the ...
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JB

Joey Bose
Cytonics • 24 days ago

Hi Edward,
...
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GT

Garrick Thornton
a month ago

Where can I find the Webinar?

2 0

JB

Joey Bose
Cytonics • 25 days ago

Is this link not working for you?
https://us06web.zoom.us/rec/share/PJRvMcqKF9y9_...
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Garrick Thornton
a month ago

Please provide the password to the link of the most recent Webinar? Thanks

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JB

Joey Bose
Cytonics • a month ago

Passcode: jp^48r?a

0

GT

Garrick Thornton
a month ago

Can I get the link to the most recent audio/video Webinar?

2 0

JB

Joey Bose
Cytonics • a month ago

Hi Garrick, here is a link to the webinar: https://us06web.zoom.us/rec/share/PJRvMcqKF9y9_...
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Louis Bowler
a month ago

Thanks Joey. That is what I needed to know.

1 0

JB

Joey Bose
Cytonics • a month ago

No problem! Don't hesitate to reach out with any additional questions.

0

LB

Louis Bowler
a month ago

What are the terms of the Preferred stock being offered? Dividends? Convertible to Common and at ...
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JB

Joey Bose
Cytonics • a month ago

Louis, the Preferred stock is a senior class of securities that are convertible to Common stock on a 1-to-1 basis...
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LB

Louis Bowler
a month ago

I am an investor already. Your Class C preferred are priced at $2.30, what are the terms? Is it convertible t...
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Russell Xavier
2 months ago

Hi guys, what can you share with us regarding the resignation of Phil LoGrasso from the board? Has a ...
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JB

Joey Bose
Cytonics • 2 months ago

Hi Russel,
...
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n/a n/a
2 months ago

Is this covered by Medicare insurance? If it is, I'd like to get it for my knees.

1 0

JB

Joey Bose
Cytonics • 2 months ago

The APIC therapy is not covered by insurance. We can assist you with locating a participating physician near ...
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Gail: I haven't had an ounce of pain since the treatment.

Doug: The APIC treatment has changed my life.

Bob: The APIC A2M was like a dream come true.

Joey: Over 25 percent of the adult population is expected to suffer from osteoarthritis by 2030 and it affects over six million athletes today. Cytonics is tackling this problem at its source, actually addressing the root cause of the disease instead of just masking the symptoms with palliative treatments. The global market for osteoarthritis is enormous. Over one hundred and eighty billion dollars are spent globally on treating the symptoms, the pain and the inflammation of the disease, but not the actual root cause. Cytonics is developing innovative treatments that actually address the disease at its source.

Guy: For medical therapies, the mainstay of treatment has been injections of steroids, and patients felt great with a steroid injection because it's a very potent anti-inflammatory. And unfortunately, something that we've only found out over the last decade is injecting patients' joints with corticosteroids, softens the cartilage and weakens the joints. It actually accelerates the degenerative process, resulting in an earlier time that the patient will need a joint replacement therapy or disc replacement therapy in the case of the spine. So, corticosteroids are not the solution. In fact, we're making the problem worse with these types of injections. In osteoarthritis, enzymes act as little Pac-Man that go in and eat up the cartilage in the joint. Alpha-2-macroglobulin is the protein in our bodies that surrounds and encapsulates the Pac-Man that renders it incapable of eating up the cartilage.

Joey: What we found is that if you can purify and concentrate alpha two macro globulin or A2M from a patient's own blood and inject it into the joint space of an arthritic joint, you can actually help repair the cartilage damage by blocking these enzymes that chew up the cartilage matrix.

Guy: At Cytonics, we've developed a genetically engineered alpha-2-macroglobulin that's more effective than the natural version. This ability of alpha-2-macroglobulin is very, very powerful, and it acts via this Venus flytrap type of mechanism. And once that enzyme docks on this site, it closes around that enzyme and it renders it incapable of eating up the joint.

Joey: So we developed a first-generation away therapy that leverages the anti-protease activity of A2M by purifying and selectively concentrating the A2M from a patient's own blood. Named the Autologous Protease Inhibitor Concentrate system, or APIC for short, our device processes blood by centrifugation to isolate the blood serum containing the A2M protein, followed by a proprietary filtration mechanism that selectively enriches the A2M while eliminating other inflammatory blood proteins. This pure A2M concentrate is then injected into the patient's damaged joint - a simple and sophisticated process, and it's been sold in the market since 2015 in both the human market, as well as the veterinary market. The clinical and commercial success of our APIC therapy is a testament to the power of A2M as a treatment for osteoarthritis. Now, the next logical step from utilizing human A2M is to create a synthetic version of A2M. So, the analogy is with what Eli Lilly did in the 1980s with synthetic insulin. After Eli Lilly created their recombinant, which means the genetically engineered synthetic variant of that naturally occurring insulin, they were able to create off-the-shelf, highly concentrated, genetically modified insulin protein that they could adapt to fit their needs. For example, changing the half-life.

So in a very similar way, we've created a recombinant, genetically modified A2M variant, we call it CYT-108, that we've been able to tune to increase its efficacy for binding to and inhibiting the destructive action of those catabolic enzymes that chew up cartilage in joints.

Tracy: Development of biologics is challenging, but with the autologous use of the A2M in patients, I think that we really have the opportunity to position this product into commercial development space for off-the-shelf use.

Joey: Cytonics goal is to take CYT-108 through Phase 1 and into Phase 2 clinical studies, which at that point big pharmaceutical companies will start to take interest in either acquiring the company or licensing the development rights.

Philip: So success starts and ends with clinical efficacy. If Cytonics achieves clinical efficacy with A2M, the sky is the limit.

Gordon: The world is getting older - there are more and more patients with these problems, so the market potential for a product like that is monstrous.

Joey: Now what's really exciting about the development of CYT-108 is that we already know that the core technology, which relies on the therapeutic efficacy of A2M as an inhibitor of cartilage damage, already works. What we've been able to do was leverage the therapeutic potential of the naturally occurring A2M and create an improved version through careful genetic engineering.

We stand at the cusp between pre-clinical and Phase 1 clinical trials. Cytonics holds over 20 patents covering our core technologies - a diagnostic, two medical devices for the treatment of osteoarthritis, and our novel biologic, "CYT-108". An investment in Cytonics isn't only an opportunity to invest in a therapy that has the potential to disrupt a $180 billion global market. It's also an opportunity to invest in the health of yourself, your friends, and your family.

Cindy: Dr. Scuderi is amazing, and this process has made a big difference to my quality of life.

Now is the time to invest in Cytonics and join us on this exciting journey of drug development and discovery.

VIDEO #2

Guy: At Cytonics, we've developed a genetically engineered alpha-2-macroglobulin that's more effective than the natural version.

Philip: So success starts and ends with clinical efficacy. If Cytonics achieves clinical efficacy with A2M, the sky is the limit.

Tracy: Development of biologics is challenging, but with the autologous use of A2M in patients, I think that we really have the opportunity to position this product into commercial development space for off-the-shelf use.

Joey: After many years of research and millions of dollars in R&D, our novel pharmaceutical, CYT-108, is ready for a first-in-human Phase 1 clinical study in osteoarthritis - the most significant milestone in the company's history. CYT-108 is a genetically engineered variant of the naturally occurring A2M protein, which, when selectively concentrated from patients' blood and injected into damaged joints, is an effective inhibitor of cartilage damage in arthritic joints.

And now, we are giving you the opportunity to invest in Cytonics as we advance CYT-108 into clinical trials and transform from a preclinical research to a clinical development stage company - an opportunity that has historically been exclusive to venture capital, and is perfectly timed before a significant valuation inflection point – the Phase 1 clinical trial.

Your investment will directly fund the clinical development of CYT-108, which, if approved by the FDA, we believe will be the first and only disease-modifying treatment for osteoarthritis capable of bringing lasting relief to the 600M people suffering from joint damage worldwide. Unlike the vast majority of drug development projects, CYT-108 is substantially de-risked because we already know that the core A2M technology works. The clinical and commercial success of our first-generation, FDA-approved A2M therapy is a testament to that.

Guy: In osteoarthritis, enzymes act as little Pac-Man that go in and eat up the cartilage in the joint. Alpha-2-macroglobulin is the protein in our bodies that surrounds and encapsulates the Pac-Man that renders it incapable of eating up the cartilage.

Joey: What we found is that if you can purify and concentrate alpha-2-macroglobulin or a2m from a patient's own blood and inject it into the joint space of an arthritic joint, you can actually help repair the cartilage damage by blocking these enzymes that chew up the cartilage matrix.

Guy: This ability of alpha two macro globulin is very, very powerful, and it acts via this Venus flytrap type of mechanism. And once that enzyme docks on this site, it closes around that enzyme and it renders it incapable of eating up the other part of the joint.

Joey: The next logical step from utilizing human A2M is to create a synthetic version of A2M. We've created a recombinant genetically modified A2M variant, we call it CYT-108, that we've been able to tune to increase its efficacy for binding to and inhibiting the destructive action of those catabolic enzymes that chew up cartilage in joints. Cytonic's goal is to take CYT-108 through phase one and into phase two clinical studies, which at that point big pharmaceutical companies will start to take interest in either acquiring the company or licensing the development rights.

Since the last raise, Cytonics has completed GMP drug manufacturing of CYT-108 for the Phase 1 clinical trial, finalized the Phase 1 study protocol for regulatory submission, engaged with the Contract Research Organization (CRO – Southern Star Research) in Australia, selected the Phase 1 clinical sites which are ready to begin patient recruitment, and prepared the other regulatory documents which will be submitted to the FDA while the study is ongoing in Australia.

Gordon: The world is getting older - more and more patients with these problems, so the market potential for a product like that is monstrous.

Joey: Cytonics holds over 20 patents covering our core technologies - a diagnostic, two medical devices for the treatment of osteoarthritis, and our novel biologic CYT-108.

An investment in Cytonics isn't only an opportunity to invest in a therapy that has the potential to disrupt the $180 billion global market. It's also an opportunity to invest in the health of yourself, your friends and your family.

Now is the time to invest in Cytonics and join us on this exciting journey of drug development and discovery.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

P06000098047

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

400194066164

02/14/11--01022--018 **43.75

FILED
11 FEB 14 PM 12:5

Amended & Restated Art.
02-16-11
Dc

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Cytonics Corporation

DOCUMENT NUMBER: P06000098047

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Raymond Johnson
Name of Contact Person

Cytonics Corporation
Firm/ Company

555 Heritage Drive, Suite 115
Address

Jupiter, FL 33458
City/ State and Zip Code

Ray.Johnson@Cytonics.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Raymond Johnson at (561) 714-4894
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ☐ $35 Filing Fee
- ☒ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

THIRD AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

CYTONICS CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the "Act"), does hereby certify that:

FIRST. The name of this corporation is Cytonics Corporation (hereinafter, the "Corporation").

SECOND. The original Articles of Incorporation of the Corporation were filed on July 26, 2006, and amended and restated on April 20, 2007 and November 13, 2009 (the "Articles of Incorporation").

THIRD. The resolutions amending and restating the Corporation's Articles of Incorporation were approved by the Corporation's Board of Directors (the "Board of Directors") at a meeting convened by conference call on February 4, 2011. Shareholder action to approve the Amended and Restated Articles of Incorporation was not required.

FOURTH. The Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

ARTICLE I. NAME

The name of the Corporation is "Cytonics Corporation."

ARTICLE II. NATURE OF BUSINESS

The Corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

ARTICLE III. CAPITAL STOCK

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as "Initial Preferred Stock," par value $0.001 per share (the "Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Three Million (3,000,000) shares

designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

A. INITIAL PREFERRED STOCK

The first series of Preferred Stock shall be designated "Initial Preferred Stock" and shall consist of One Hundred Fifty Thousand (150,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Initial Preferred Stock are as set forth below.

1. Dividends.

The holders of Initial Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock had been converted into Common Stock in accordance with Section A.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (iii) a reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law (each of the events referred to in clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid in full in cash with respect to each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred

Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Sale of the Corporation" means any of the following: (a) a merger or consolidation of the Corporation into or with any other individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other entity and any government, governmental department or agency or political subdivision thereof ("Person" or "Persons") who are not "Affiliates" (as defined below) of the Corporation in a single transaction or a series of transactions, whether or not such transactions are related, in which the shareholders of the Corporation immediately prior to such merger, consolidation, transaction or first of such series of transaction possess less than a majority of the Corporation's issued and outstanding voting capital stock immediately after such merger, consolidation, transaction or series of such transactions; or (b) a single transaction or series of transactions, whether or not such transactions are related, pursuant to which a Person or Persons who are not Affiliates of the Corporation acquire all or substantially all of the Corporation's assets determined on a consolidated basis.

"Affiliates" means, with respect to any Person other than the Corporation, any other Person that would be considered to be an affiliate of such Person under Rule 144(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

"Junior Securities" means any of the Corporation's Common Stock and all other capital stock and convertible securities of the Corporation other than (a) Initial Preferred Stock, (b) Series A Preferred Stock and (b) such capital stock or convertible securities of the Corporation that by their terms provide the holders thereof with rights pari passu with or senior to those of the holders of Initial Preferred Stock.

"Initial Purchase Price" means $2.00 per share of Initial Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Initial Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section A.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section A.2 if the holders of more than fifty percent (50%) of the issued and outstanding Initial Preferred Stock (the "Requisite Initial Shareholders") waive in writing the provisions of this Section A.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section A.2 shall not in any way limit the right of the holders of Initial Preferred Stock to elect to convert their shares of Initial Preferred Stock into shares of Common Stock in accordance with Section A.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Initial Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Initial Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Initial Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section A.3(a). The shares of Initial Preferred Stock shall convert into shares of Common Stock at a ratio of one to 1.2 (the "Initial Conversion Ratio"), such that the Initial Conversion Ratio would result in 1.2 shares of Common Stock being issued upon the conversion of one share of Initial Preferred Stock. The number of shares of Common Stock into which shares of Initial Preferred Stock are convertible and the Initial Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Initial Preferred Stock made in accordance with Section A.3(a) hereof, the holders of the Initial Preferred Stock making such election shall provide written notice of such conversion (the "Voluntary Initial Conversion Notice") to the Corporation setting forth the number of shares of Initial Preferred Stock each such holder elects to convert into Common Stock (the "Elected

Initial Preferred Stock"). On the date the Voluntary Initial Conversion Notice is delivered to the Corporation, such shares of Elected Initial Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section A.3(a) hereof, and such number of shares of Common Stock into which the Elected Initial Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an affidavit or agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred in connection with the loss of such certificate or certificates ("Affidavit of Loss"). Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Initial Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Initial Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section A.3(c), in the event that the holders of shares of Initial Preferred Stock elect to convert such shares pursuant to Section A.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section A.3(a) immediately upon (i) the consummation of the Corporation's first underwritten public offering resulting in at least Twenty Million ($20,000,000) of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses (a "Qualified Public Offering"); provided that if a Qualified Public Offering is consummated, all outstanding shares of Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section A.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Initial Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Initial Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section A.3(a), and such number of shares of Common Stock into which the Initial Preferred Stock is converted shall be deemed to have been issued to the

holders of Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Initial Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Initial Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Initial Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Initial Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Initial Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Initial Preferred Stock

shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Initial Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Initial Preferred Stock into Common Stock. The provisions of this Section A.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section A.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Initial Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Initial Conversion Ratio pursuant to this Section A.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Initial Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Initial Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Initial Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Initial Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Initial Preferred Stock.

(d) Rounding. All calculations under this Section A.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Initial Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Initial Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Initial Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Initial Preferred Stock in any manner that would interfere with the timely conversion of any shares of Initial Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Initial Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Initial Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Initial Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Initial Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section A.8(b) hereof, the holder of each share of Initial Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Initial Preferred Stock shall be entitled to the number of votes per share of Initial Preferred Stock as equals the largest number of shares of Common Stock into which each share of Initial Preferred Stock may be converted pursuant to Section A.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Initial Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Initial Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Initial Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Initial Preferred Stock.

B. SERIES A PREFERRED STOCK

The second series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of One Million Five Hundred Thousand (1,500,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below.

1. Dividends.

The holders of Series A Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series A Preferred Stock had been converted into Common Stock in accordance with Section B.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon the occurrence of a Liquidation Event, each holder of Series A Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series A Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series A Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the

provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series A Purchase Price" means $4.00 per share of Series A Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series A Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section B.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section B.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series A Preferred Stock (the "Requisite Series A Shareholders") waive in writing the provisions of this Section B.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section B.2 shall not in any way limit the right of the holders of Series A Preferred Stock to elect to convert their shares of Series A Preferred Stock into shares of Common Stock in accordance with Section B.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series A Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series A Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series A Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section B.3(a). The shares of Series A Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series A Conversion Ratio"), such that the Series A Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series A Preferred Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible and the Series A Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series A Preferred Stock made in accordance with Section B.3(a) hereof, the holders of the Series A Preferred Stock making such election shall provide written notice of such conversion (the "Series A Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series A Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series A Preferred Stock"). On the date the Series A Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series A Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section B.3(a) hereof, and such number of shares of Common Stock into which the Elected Series A Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series A Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series A Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series A Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section B.3(c), in the event that the holders of shares of Series A Preferred Stock elect to convert such shares pursuant to Section B.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section B.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section B.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series A Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series A Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section B.3(a), and such number of shares of Common Stock into which the Series A Preferred Stock is converted shall be deemed to have been issued to the holders of Series A Preferred Stock. Such holders shall as soon as practicable thereafter

surrender the certificate or certificates evidencing the Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series A Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series A Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to

which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series A Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section B.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section B.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Ratio pursuant to this Section B.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series A Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series A Preferred Stock.

(d) Rounding. All calculations under this Section B.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series A Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series A Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series A Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series A Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Series A Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series A Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series A Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section B.8(b) hereof, the holder of each share of Series A Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series A Preferred Stock shall be entitled to the number of votes per share of Series A Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series A Preferred Stock may be converted pursuant to Section B.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series A Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting..

(b) Class Voting. The holders of Series A Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series A Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series A Preferred Stock.

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series A Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series A Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series A Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series A Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series A Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Series A Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series A Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Series A Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series A Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series A Demand Notice is given, and in each case, subject to the limitations of Section B.10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section B.10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series A Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section B.10 to effect the registration of any shares of Common Stock issuable upon conversion of Series A Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series A Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section B.10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section B.10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other

holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

C. SERIES B PREFERRED STOCK

The third series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of Three Million (3,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below.

1. Dividends.

The holders of Series B Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series B Preferred Stock had been converted into Common Stock in accordance with Section C.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of Series B Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and after the holders of Initial Preferred Stock and Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities," to be paid in full in cash with respect to each share of Series B Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series B Purchase Price." If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary the amount available for distribution among the holders of all outstanding Series B Preferred Stock is insufficient to permit the payment of the Series B Purchase Price to the holders of Series B Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Series B Preferred Stock ratably in proportion to the relative Series B Purchase Price of the Series B Preferred Stock held by such holders, and the holders of Common Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their

ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Series B Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in this Section C.2(a), any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series B Purchase Price" means the price per share paid by a holder of Series B Preferred Stock for such Series B Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series B Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section C.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section C.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series B Preferred Stock (the "Requisite Series B Shareholders") waive in writing the provisions of this Section C.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section C.2 shall not in any way limit the right of the holders of Series B Preferred Stock to elect to convert their shares of Series B Preferred Stock into shares of Common Stock in accordance with Section C.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series B Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series B Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of

the shares of Series B Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section C.3(a). The shares of Series B Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series B Conversion Ratio"), such that the Series B Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series B Preferred Stock. The number of shares of Common Stock into which shares of Series B Preferred Stock are convertible and the Series B Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series B Preferred Stock made in accordance with Section C.3(a) hereof, the holders of the Series B Preferred Stock making such election shall provide written notice of such conversion (the "Series B Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series B Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series B Preferred Stock"). On the date the Series B Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series B Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section C.3(a) hereof, and such number of shares of Common Stock into which the Elected Series B Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series B Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series B Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section C.3(c), in the event that the holders of shares of Series B Preferred Stock elect to convert such shares pursuant to Section C.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series B Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section C.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section C.3 immediately prior to such consummation. Upon

the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series B Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series B Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section C.3(a), and such number of shares of Common Stock into which the Series B Preferred Stock is converted shall be deemed to have been issued to the holders of Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series B Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series B Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series B Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of

Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series B Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series B Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series B Preferred Stock into Common Stock. The provisions of this Section C.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section C.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series B Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Ratio pursuant to this Section C.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series B Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series B Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series B Preferred Stock.

(d) Rounding. All calculations under this Section C.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series B Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred

Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series B Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series B Preferred Stock in accordance with the provisions hereof.

7. Notice.

(d) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series B Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(e) Waiver of Notice. The Requisite Series B Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series B Preferred Stock.

(f) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series B Preferred Stock.

8. Voting.

(c) Voting Generally. Except as otherwise required by law or provided in Section C.8(b) hereof, the holder of each share of Series B Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series B Preferred Stock shall be entitled to the number of votes per share of Series B Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series B Preferred Stock may be converted pursuant to Section C.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above

formula with respect to any holder of Series B Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(d) Class Voting. The holders of Series B Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series B Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series B Preferred Stock.

9. Participation Rights. If the Company proposes to issue any New Issue Securities the Company shall first offer the New Issue Securities to the holders of Series B Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series B Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series B Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series B Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series B Preferred Stock, each holder of Series B Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series B Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series B Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii)

shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000, (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors, (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto), or (v) the issuance and sale by the Company of such number of shares that would grant the holder thereof after such issue, a 50% or greater voting interest in the Company on an as-converted basis.

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series B Preferred Stock then outstanding ("Initiating Series B Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series B Demand Notice") to all holders of Series B Preferred Stock other than the Initiating Series B Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series B Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series B Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series B Demand Notice is given, and in each case, subject to the limitations of Section C.9(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section C.9(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series B Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the

Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series B Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section C.9 to effect the registration of any shares of Common Stock issuable upon conversion of Series B Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series B Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section C.9 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section C.9:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based

upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

D. OTHER SERIES OF PREFERRED STOCK

1. General. Shares of Preferred Stock, in addition to Initial Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock, may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. Each such series of Preferred Stock shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

2. Designation, Voting Powers, Preferences, etc. Authorized and unissued shares of Preferred Stock may be issued with such designations, voting powers (or no voting powers), preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions on such rights, as the Board of Directors may authorize by resolutions duly adopted prior to the issuance of any shares of any series of Preferred Stock, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series and whether the shares of any such series having voting rights shall have multiple or fractional votes per share; (iii) the dividend rate on the shares of such series, any restriction, limitation, or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution, or winding-up of the Corporation, or the distribution of its assets; (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares are convertible; and (viii) such other preferences, powers, qualifications, rights and privileges, all as the Board of Directors

may deem advisable and as are not inconsistent with law and the provisions of this Articles of Incorporation.

E. COMMON STOCK

1. General. The rights of the holders of the Common Stock with respect to dividends and upon the liquidation, dissolution and winding up of the Corporation's affairs, are subject to and qualified by the rights of the holders of Preferred Stock as specified herein and any other class of the Corporation's capital stock or other equity securities that may hereafter be issued and outstanding having rights upon the occurrence of a liquidation, dissolution or winding up of the Corporation senior to or *pari passu* with the rights of holders of Common Stock. Each share of Common Stock shall be treated identically as all other shares of Common Stock with respect to dividends, distributions, rights in liquidation and in all respects other than voting.

2. Voting. Each holder of shares of Common Stock is entitled to one vote for each share thereof held by such holder at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock, and any other classes or series of the Corporation's capital stock that may hereafter be authorized and issued having preferred dividend rights senior to or *pari passu* with the rights of holders of Common Stock.

4. Liquidation. In the event of any liquidation, sale, merger, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to the rights and preferences of any then outstanding shares of Preferred Stock and any other classes or series of the Corporation's capital stock that are issued and outstanding having rights upon the occurrence of such an event senior to or *pari passu* with the rights of holders of Common Stock.

ARTICLE IV. ADDRESS

The principal address of the Corporation is 555 Heritage Drive, Suite 115, Jupiter, Florida 33458, and the mailing address is the same. The Board of Directors may, from time to time, change the street and post office address of the Corporation as well as the location of its principal office.

The street address of the registered office of the corporation is 1935 Commerce Lane, Suite 1, Jupiter, Florida 33458 and the name of the registered agent of the corporation at that address is Gaetano Scuderi, MD.

ARTICLE V. TERM OF EXISTENCE

This Corporation is to exist perpetually.

ARTICLE VI. INDEMNIFICATION

A. The Corporation shall to the fullest extent permitted by law indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

B. The Corporation may pay in advance any expenses (including attorneys' fees) that may become subject to indemnification under paragraph A above if the person receiving the advance payment of expenses undertakes in writing to repay such payment if it is ultimately determined that such person is not entitled to indemnification by the Corporation under paragraph A above.

C. The indemnification provided by paragraph A above shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote or consent of stockholders or directors, or otherwise.

D. The indemnification and advance payment provided by paragraphs A and B above shall continue as to a person who has ceased to hold a position named in paragraph A above and shall inure to such person's heirs, executors, and administrators.

E. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who serves or served at the Corporation's request as a director, officer, employee, agent, partner, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have power to indemnify such person against such liability under paragraph A above.

F. If any provision in this Article shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and, to the extent possible, effect shall be given to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII. CERTAIN LIMITATIONS ON LIABILITY OF DIRECTORS

Except to the extent that the Act prohibits the elimination or limitation of liability of directors for breach of the duties of a director, no director of the Corporation shall have any personal liability for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII. SHAREHOLDER QUORUM AND VOTING

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders than is required by the Act, provided, however, that the adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

ARTICLE IX. AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provisions contained in this Amended and Restated Articles of Incorporation from time to time and at any time as the Board of Directors may deem advisable and authorize by duly adopted resolutions and as are not inconsistent with this Amended and Restated Articles of Incorporation or the laws of the State of Florida, and all rights herein conferred upon shareholders are granted subject to such reservation.

ARTICLE X. MISCELLANEOUS

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida:

A. The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

B. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Florida as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

D. Meetings of the shareholders may be held within or without the State of Florida, as the Bylaws may provide.

I, Raymond Johnson, the President of the Corporation, for the purpose of amending and restating the Corporation's Articles of Incorporation pursuant to the Act, do make this certificate,

hereby declaring and certifying that this is my act and deed on behalf of the Corporation, and the facts herein stated are true, and accordingly hereunto set my hand this 4th day of February 2011.

Cytonics Corporation

Raymond Johnson, President

The date of each amendment(s) adoption: February 11, 2011
(date of adoption is required)

Effective date if applicable: February 11, 2011
(no more than 90 days after amendment file date)

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________."
(voting group)

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated February 11, 2011

Signature [signature]
(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Raymond B. Johnson
(Typed or printed name of person signing)

President
(Title of person signing)

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to Sections 607.1006, 607.0602 and 607.0603 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the "Corporation"), hereby amends pursuant to these Articles of Amendment to the Articles of Incorporation of the Corporation (these "Articles of Amendment"), its Third Amended and Restated Articles of Incorporation, as amended (the "Articles"), as follows:

A. Additional Provisions. The following language is hereby added after the end of Section C ("SERIES B PREFERRED STOCK") and before the start of current Section D "OTHER SERIES OF PREFERRED STOCK" in Article III of the Articles:

"C-1. SERIES C PREFERED STOCK

The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of Ten Million (10,000,000) shares, of which Five Hundred Thousand (500,000) shares shall be designated as "Series C-1 Preferred Stock." Unless otherwise specified, the Series C Preferred Stock and the Series C-1 Preferred Stock may be referred to herein together as the Series C Preferred Stock and shall have the same rights, preferences, privileges, and restrictions. The rights, preferences, privileges, and restrictions granted to and imposed on the Series C Preferred Stock are as set forth below.

1. Dividends. The holders of Series C Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a pro rata basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series C Preferred Stock had been converted into Common Stock in accordance with Section 3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

    (a) Upon the occurrence of a Liquidation Event, each holder of Series C Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series C Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series C Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock, Series A Preferred Stock, and Series C Preferred Stock is insufficient to permit the payment of the Initial Purchase

Price to the holders of Initial Preferred Stock, the Series A Purchase Price to the holders of Series A Preferred Stock, the Series C Purchase Price to the holders of Series C Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock, the holders of Series A Preferred Stock, and the holders of the Series C Preferred Stock, ratably in proportion to the relative purchase price held by such holders, and the holders of Common Stock, the Series B Preferred Stock, and any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the holders of the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock, and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, each share of Series B Preferred Stock and each share of Series C Preferred Stock, being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock and such Shares of Series C Preferred Stock is convertible in accordance with the provisions of thereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock and Series C Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Preferred Stock is convertible in accordance with terms thereof).

"Series C Purchase Price" means (A) for each share of Series C Preferred Stock which is not a share of Series C-1 Preferred Stock, $2.00 per share (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of

Florida in accordance with the Act) and (B) for each share of Series C-1 Stock, the lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted basis (i.e., assuming full conversion and exercise of preferred stock, notes, and options into shares of Common Stock) immediately prior to the closing of the Qualified Equity Financing. "Qualified Equity Financing" means the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner. Each of the dollar amounts in this sentence shall be equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of Florida in accordance with the Act or the date of such determination of the applicable Series C Purchase Price, as applicable.

(b) Consolidation, Merger, etc. Notwithstanding Section 2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section 2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section if the holders of more than fifty percent (50%) of the issued and outstanding Series C Preferred Stock waive in writing the provisions of this Section with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section 2 shall not in any way limit the right of the holders of Series C Preferred Stock to elect to convert their shares of Series C Preferred Stock into shares of Common Stock in accordance with Section 3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series C Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series C Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series C Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section 3(a). The shares of Series C Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series C Conversion Ratio"), such that the Series C Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series

C Preferred Stock. The number of shares of Common Stock into which shares of Series C Preferred Stock are convertible and the Series C Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series C Preferred Stock made in accordance with Section 3(a) hereof, the holders of the Series C Preferred Stock making such election shall provide written notice of such conversion (the "Series C Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series C Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series C Preferred Stock"). On the date the Series C Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series C Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section 3(a) hereof, and such number of shares of Common Stock into which the Elected Series C Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series C Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series C Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section 3(b), in the event that the holders of shares of Series C Preferred Stock elect to convert such shares pursuant to Section 3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series C Preferred Stock shall automatically be converted, without the payment of any additional

consideration, into the number of shares of Common Stock provided for in Section 3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section 3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series C Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series C Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section 3(a), and such number of shares of Common Stock into which the Series C Preferred Stock is converted shall be deemed to have been issued to the holders of Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series C Preferred Stock shall have been converted.

(e) Fractional Shares: Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series C Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series C Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series C Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series C Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series C Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section 4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section 2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series C Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series C Conversion Ratio pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series C Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series C Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series C Preferred Stock.

(d) Rounding. All calculations under this Section 4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series C Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series C Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series C Preferred Stock in accordance with the provisions hereof.

7. Notices.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written .consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series C Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend

or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Series C Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series C Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series C Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section 8(b) or Section 8(c) hereof, the holder of each share of Series C Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series C Preferred Stock shall be entitled to the number of votes per share of Series C Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series C Preferred Stock may be converted pursuant to Section 3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series C Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Series C Preferred Stock shall vote as a separate single class, with each share of Series C Preferred Stock having one vote, on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series C Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series C Preferred Stock.

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series C Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a

single class, and with each share of Series C Preferred Stock having one vote on such matter:

(i) increase or decrease the authorized number of shares of any class or series of capital stock;

(ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(iv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series C Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series C Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series C Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series C Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series C Preferred Stock, each holder of Series C Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities

are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series C Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series C Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of(i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of$15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series C Preferred Stock then outstanding ("Initiating Series C Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series C Demand Notice") to all holders of Series C Preferred Stock other than the Initiating Series C Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series C Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series C Preferred Stock requested to be included in

such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series C Demand Notice is given, and in each case, subject to the limitations of Section 10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section 10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series C Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series C Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section 10 to effect the registration of any shares of Common Stock issuable upon conversion of Series C Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series C Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section 10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section 10(f) exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder."

B. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section A (the INITIAL PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Initial Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Initial Preferred Stock having one vote on such matter:

(iii) increase or decrease the authorized number of shares of any class or series of capital stock;

(iv) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(v) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(vi) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

C. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section B (the SERIES A PREFERRED STOCK) of the Articles:

(d) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series A Preferred Stock having one vote on such matter:

(vii) increase or decrease the authorized number of shares of any class or series of capital stock;

(viii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(ix) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(x) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

D. Typographical Corrections and Additional Provisions. The first subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection "(c)" is hereby corrected to be subsection "(a"). The second subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection "(d)" is hereby corrected to be subsection "(b"). The following language is hereby added as a new Section 8(c) to Article III, Section C (the SERIES B PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series B Preferred Stock, given in writing or by vote

at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series B Preferred Stock having one vote on such matter:

(xi) increase or decrease the authorized number of shares of any class or series of capital stock;

(xii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(xiii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(xiv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

E. Authority to Amend. These Articles of Amendment have been duly adopted by the unanimous written consent of the Corporation's board of directors as of March 3, 2020 in accordance with the provisions of Sections 607.0821, 607.0602 and 607.0603 of the Florida Business Corporation Act.

F. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective March 31, 2020.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of February March 11, 2020.

Cytonics Corporation

By: Joey Bose

Name: Joey Bose
Title: President

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
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Cytonics is taking reservations for a possible, upcoming round. Join the waitlist today.

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GET A PIECE OF CYTONICS

Our mission is to rid the world of the pain, suffering, and reduced quality of life caused by Osteoarthritis (OA).

Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CYTONICS
damage in preclinical studies by
targeting the root cause of
osteoarthritis.

$238,585.70 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

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LOYALTY BONUS

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PREVIOUSLY CROWDFUNDED

$9,311,674

RESERVED

$238,585.70

INVESTORS

103

REASONS TO INVEST

- Cytonics is rewriting the Osteoarthritis (OA) treatment playbook with our novel biologic therapy based on a naturally-occurring blood protein called "A2M." Unlike palliative treatments, A2M actually halts OA's progression and encourages cartilage repair.

- Our 1st generation technology has already treated 8k+ patients, generating $591K revenue (2022) and providing clinical proof that our core A2M technology works. * The historical performance, including the number of patients treated and revenue generated, is not necessarily indicative of future results. Future success and performance are subject to various risks, uncertainties, and market conditions that may not replicate past achievements.

- We are led by an experienced team of MDs and PhDs, have 22 US and international patents, and boast Johnson and Johnson as a large shareholder. We invite you to join us as we aim to restore the quality of life of 365M suffering patients by advancing our novel A2M therapeutic into FDA clinical trials.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS

658 W. Indiantown Road
Jupiter, FL 33458

WEBSITE

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Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

TEAM





Gaetano Scuderi, MD
Founder & Chairman of the Board (Full Time)

Gaetano Scuderi, MD is the Founder and Chairman of the Board of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured worldwide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th-degree black belt in Jiu-Jitsu and the founder/principal instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.

Joey Bose
CEO & President (Full Time)

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. As President of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's lead drug candidate (CYT-108), filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. He holds a BS in Biomedical Engineering from the University of Virginia (Charlottesville, VA) and an MS in Biomedical Engineering from Johns Hopkins University (Baltimore, MD).







Lewis Hanna, PhD
Chief Scientific Officer

Dr. Hanna has served as Chief Scientific Officer of Cytonics since February 2008. Dr. Hanna has over 28 years' experience in pharmaceutical research and development, specializing in the development of recombinant protein therapies. He has extensive knowledge of protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. Until 2004, Dr. Hanna was the Director of Process Development at Alexion Pharmaceutical, and prior to that he was a Group Leader at Bristol-Myers Squibb Pharmaceutical Research Institute. He also served a Principal Research Scientist at R.W. Johnson Pharmaceutical Research Institute (Raritan, NJ) for 7 years. Dr. Hanna received his BS degree from Cairo University (Giza, Egypt), received his PhD from City University of New York (New York City, NY), and completed a postdoctoral fellowship at Cornell University (Ithaca, NY).

Phil LoGrasso, PhD
Director (Part Time)

Phil LoGrasso, Ph.D. joined the company's growing Board of Directors in December of 2020. Dr. LoGrasso's expertise in the biotechnology industry includes experience as a Program Director at the National Institute of Health (NIH), Research Fellow in drug discovery and development at Merck and Avera Pharmaceuticals, and as a senior analyst at GQG Partners (a $56B global hedge fund). Phil has spent almost three decades actively involved in forming relationships with Big Pharma, venture-backed biotech companies, academic researchers at the NIH, and biotech-focused hedge funds.

Tracy Goeken, MD
Director (Part Time)

Cytonics recently welcomed Tracy Goeken, MD to the company's Board of Directors. As a member of the Board, Dr. Goeken will help drive the company's direction and manage clinical trials. Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec.





Gordon Ramseier
Director (Part Time)

Mr. Ramseier is the President, co-founder and an equity member of BCI LifeSciences LLC. He has over forty years of origination and operations experience, building and commercializing new technologies. He was a Founder of The Sage Group, and has held senior level executive and board of directors positions with a number of companies in the life sciences industry, including: OncoTherapeutics, ImmuneTech Pharmaceuticals, Inc. (later Dura Pharmaceuticals), the Healthcare Industries Practice of Booz, Allen & Hamilton, G.D. Searle, and Pfizer Laboratories. Mr. Ramseier received his M.B.A. (with distinction) from the Amos Tuck School of Business Administration, Dartmouth College and his B.S. in Chemistry from Washington & Lee University.

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Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Cytonics.

10% **Loyalty Bonus**
Existing customers or have previously invested in Cytonics Corporation.

$499

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

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Hi Joey, I've been an investor since early 2019, then again in 2021. I would highly encourage you as you're ...
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Hello Joey,
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CYTONICS.
Accepting
New
Shareholders
soon.
For those that missed out on our last crowdfund, your opportunity to become an investor in cutting-edge biotechnology research and development is coming soon.

Did you miss the last investment opportunity?

Cytonics is delighted to announce a unique opportunity - we will be opening our doors to new shareholders. For those who missed out on our last crowdfunding, this is your chance to **join us as investors in cutting-edge biotechnology research and development**. And for our loyal shareholders, now is your opportunity to continue to support Cytonics as we advance into Phase 1 clinical trials - our single biggest milestone to date!

Our story is one of innovation and determination. Founded by Dr. Gaetano Scuderi, a prominent orthopedic surgeon and researcher, Cytonics is on a mission to eradicate osteoarthritis through the development of a novel biologic therapy. We've made significant strides in this pursuit, including the development of our revolutionary first-generation therapy that has **treated over 8,000 patients**.

Now we're ready to introduce **"CYT-108," a biopharmaceutical that may be the *first and only* disease-modifying treatment for osteoarthritis if approved by the FDA**

After six years of dedicated R&D and a **$5 million investment,** CYT-108 is poised for its *first-in-human* **Phase 1 clinical trial in January 2024**. This is a pivotal moment in our journey, and we invite you to join us on our mission to rid the world of osteoarthritis.

To seize this opportunity, visit www.startengine.com/offering/cytonics **and reserve your shares today and receive an additional 5% bonus shares when you invest!**

Warm regards,

Joey Bose
President & CEO
Cytonics Corp
joey.bose@cytonics.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


CYTONICS
Accepting
New
Shareholders
soon.
For those that missed out on our last crowdfund, your opportunity to become an investor in cutting-edge biotechnology research and development is coming soon.

Correction: link to reservation page
www.startengine.com/offering/cytonics

Cytonics is delighted to announce a unique opportunity - we will be opening our doors to new shareholders. For those who missed out on our last crowdfunding, this is your chance to **join us as investors in cutting-edge biotechnology research and development.** And for our loyal shareholders, now is your opportunity to continue to support Cytonics as we advance into Phase 1 clinical trials - our single biggest milestone to date!

Our story is one of innovation and determination. Founded by Dr. Gaetano Scuderi, a prominent orthopedic surgeon and researcher, Cytonics is on a mission to eradicate osteoarthritis through the development of a novel biologic therapy. We've made significant strides in this pursuit, including the development of our revolutionary first-generation therapy that has **treated over 8,000 patients**.

Now we're ready to introduce **"CYT-108," a biopharmaceutical that may be the *first and only* disease-modifying treatment for osteoarthritis if approved by the FDA**

After six years of dedicated R&D and a **$5 million investment,** CYT-108 is poised for its *first-in-human* **Phase 1 clinical trial in January 2024**. This is a pivotal moment in our journey, and we invite you to join us on our mission to rid the world of osteoarthritis.

To seize this opportunity, visit www.startengine.com/offering/cytonics and reserve your shares today and receive an additional 5% bonus shares when you invest!

Warm regards,

Joey Bose
President & CEO
Cytonics Corp
joey.bose@cytonics.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

CYTONICS®

[Reserve your shares today!]


Let's Rid the World of Joint Pain and Inflammation
We are gearing up for a first-in-human Phase 1 clinical trial of our novel biopharmaceutical treatment for osteoarthritis (OA). Are you ready to join us on our mission to bring relief to the 600M suffering from OA?
CYTONICS

On the verge of a breakthrough

Are you ready to be a part of a remarkable mission that will potentially restore the quality of life of over 600M suffering people worldwide? Cytonics is. Since 2006, we have been committed to developing pioneering treatments for osteoarthritis (OA), a debilitating joint disease that is characterized by cartilage degeneration and joint pain and inflammation. *And now, we are on the verge of a breakthrough.*

Riding on the success of our first-generation, FDA-approved medical device therapy for OA, we are gearing up for a *first-in-*

Cytonics is on a mission to make a real difference in huma well-being. Founded by Dr. Gaetano Scuderi, an accomplished orthopedic surgeon and researcher, the company has already developed an FDA-approved therapy that has provided relief to over 8,000 patients suffering from OA.

We're ready to introduce "CYT-108," a novel biopharmaceutical designed to put an end to OA once and for all.

After six years of intense research and development and an investment of $5 million in R&D, CYT-108 is on the verge of its debut: a first-in-human Phase 1 clinical trial. This is our opportunity to change the lives of millions, and we invite new and returning investors to join us on this life-changing mission.

We will be offering Preferred Stock of the company valued at $2.30 per share on the StartEngine equity crowdfunding platform.

Early investors and our existing shareholders will receive preferential terms:

- If you reserve shares you will be eligible for an **automatic 5% bonus shares** as a "Thank You" for helping our crowdfunding campaign gain momentum.
- Early investors and existing shareholders may be eligible for up to **30% bonus shares**, free of charge, as an incentive for your commitment to our mission!
- Larger investors may also qualify for **one-on-one discussions with management** and **complementary treatment** with our FDA-approved medical device therapy for osteoarthritis.

Together, we can bring relief to the millions of people suffering from OA and give them their lives back.

For more details on this investment opportunity, please visit:

Reserve Shares

THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


CYTONICS.
Accepting
New
Shareholders
soon.
For those that missed out on our last crowdfund, your opportunity to become an investor in cutting-edge biotechnology research and development is coming soon.

Did you miss the last investment opportunity?

Cytonics is delighted to announce a unique opportunity - we will be opening our doors to new shareholders. For those who missed out on our last crowdfunding, this is your chance to **join us as investors in cutting-edge biotechnology research and development.** And for our loyal shareholders, now is your opportunity to continue to support Cytonics as we advance into Phase 1 clinical trials - our single biggest milestone to date!

Our story is one of innovation and determination. Founded by Dr. Gaetano Scuderi, a prominent orthopedic surgeon and researcher, Cytonics is on a mission to eradicate osteoarthritis through the development of a novel biologic therapy. We've made significant strides in this pursuit, including the development of our revolutionary first-generation therapy that has **treated over 8,000 patients**.

approved by the FDA

After six years of dedicated R&D and a **$5 million investment,** CYT-108 is poised for its *first-in-huma*n **Phase 1 clinical trial in January 2024**. This is a pivotal moment in our journey, and we invite you to join us on our mission to rid the world of osteoarthritis.

To seize this opportunity, visit www.startengine.com/offering/cytonics **and reserve your shares today and receive an additional 5% bonus shares when you invest!**

Warm regards,

Joey Bose
President & CEO
Cytonics Corp
joey.bose@cytonics.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of

person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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CYTONICS®

Reserve your shares today!


Sign Up to be the First to
Invest
Join Johnson and Johnson and invest in a biotechnology startup that is redefining regenerative medicine!
CYTONICS

Exclusive Opportunity to Reserve Your Investment In Cytonics
(and receive bonus shares)

We are pleased to announce that Cytonics will be raising capital on StartEngine!

Since our last equity crowdfund, Cytonics has **accomplished every milestone** promised to our investors:

- **Finalized the Phase 1 clinical trial protocol** and engaged the Contract Research Organization which will conduct the study.
- **Scheduled the *first-in-human* Phase 1 clinical trial** of CYT-108 for late January 2024 and engaged the clinical trial sites where patients will be treated.

Now, you have the opportunity to invest right before we accomplish our most significant milestone to date: the first-in-human Phase 1 clinical trial of CYT-108 as a treatment for osteoarthritis of the knee.

We're not just offering shares; we're inviting you to directly contribute to Biotechnology Research & Development

As a forward-thinking biotech company, we are redefining the landscape of regenerative medicine. With your investment, you'll **play a crucial role in our mission to eradicate osteoarthritis** and make a significant impact on global healthcare.

Our dedication to innovation and research is unquestionable. Led by renowned orthopedic surgeon and researcher, Dr. Gaetano Scuderi, Cytonics has developed groundbreaking therapies that have already provided relief to **over 8,000 patients.** Now, with our cutting-edge biopharmaceutical, "CYT-108," we're graduating from a preclinical to clinical-stage biotech company, and we want you to be part of this exciting endeavor.

Sign up now **to be among the first to invest and join the ranks of esteemed investors like Johnson & Johnson** in supporting a pioneering biotechnology startup that is on the brink of revolutionizing regenerative medicine.

To secure your shares and become an integral part of our vision, visit www.startengine.com/offering/cytonics and **receive up to 35% bonus shares** when you invest. Don't miss this chance to invest in a future where regenerative medicine knows no bounds.

Together, we can bring relief to the millions of people suffering from OA and give them their lives back.

For more details on this investment opportunity, please click the button

Reserve Shares

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Your continued support and reinvestment are not just vital for our progress but also for the fruition of your initial faith in us. By funding our upcoming Phase 1 clinical trial, you're not only propelling us towards a pivotal milestone but also ***ensuring that your initial investment yields its maximum return****.*

Every step we've taken, every achievement we've celebrated, has been possible because of your trust and investment. Now, as we stand on the brink of this significant leap in our journey, your ***reinvestment will be the key in turning our shared vision into a reality****.*

We've judiciously utilized every resource you've entrusted us with, achieving each promised milestone, and now, we're ready to make this critical advance into clinical trial. Let's continue this journey together, ensuring that your investment in Cytonics not only supports a groundbreaking medical advancement but also brings a ***well-deserved return on your faith in us****.*

Investing in Cytonics is more than a financial decision; it's a commitment to enhancing the well-being of you, your loved ones, and people worldwide. Your contribution plays a pivotal role in our groundbreaking efforts to improve global health.

Request share deck and video

Appreciatively,

Joey Bose

Joey Bose
President & CEO
joey.bose@cytonics.com
443-827-8135

TTW 4: ✅Sign Up To Be The First To Invest - December 5

Subject: Exclusive Opportunity to Reserve Your Shares in Cytonics!

Dear X,

We are pleased to announce that Cytonics will be raising capital on StartEngine!

Since our last equity crowdfund, Cytonics has accomplished every milestone promised to our investors:

- We have completed drug manufacturing of CYT-108, our novel biopharmaceutical treatment for osteoarthritis (OA).
- We have finalized the Phase 1 clinical trial protocol and engaged the Contract Research Organization which will conduct the study.
- We have scheduled the first-in-human Phase 1 clinical trial of CYT-108 and engaged the clinical trial sites where patients will be treated.

Now is your opportunity to invest right before we accomplish our most significant milestone to date: the *first-in-human* Phase 1 clinical trial of CYT-108 as a treatment for osteoarthritis of the knee. We're not just offering shares; we're inviting you to be part of a transformative journey. As a forward-thinking biotech company, we are redefining the landscape of regenerative medicine. With your investment, you'll play a crucial role in our mission to eradicate osteoarthritis and make a significant impact on global healthcare.

Our dedication to innovation and research is unquestionable. Led by renowned orthopedic surgeon and researcher, Dr. Gaetano Scuderi, Cytonics has developed groundbreaking therapies that have already provided relief to over 8,000 patients. Now, with our cutting-edge biopharmaceutical, "CYT-108," we're entering a new phase of research, and we want you to be part of this exciting endeavor.

Sign up now to be among the first to invest and join the ranks of esteemed investors like Johnson & Johnson in supporting a pioneering biotechnology startup that is on the brink of revolutionizing regenerative medicine.

To secure your shares and become an integral part of our vision, visit www.startengine.com/offering/cytonics and receive an additional 5% bonus shares when you invest.. Don't miss this chance to invest in a future where regenerative medicine knows no bounds. Join us in shaping a healthier world.

Warm regards,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TTW 5: ✅Cytonics Crowdfunding FAQ - December 10

Subject: Join the Osteoarthritis Revolution with Cytonics' Equity Crowdfunding Campaign!

Dear X,

Get ready to be a part of something truly extraordinary. Cytonics is thrilled to announce the launch of our equity crowdfunding campaign on StartEngine.

What is Equity Crowdfunding?

- Equity Crowdfunding is revolutionizing the investment landscape. Think of it as Kickstarter for stock! Under Regulation CF, startups like Cytonics can offer their stock to the public without going through a public stock exchange. This means you, ordinary investors, have the unique opportunity to become shareholders in private companies during their early stages, a privilege previously reserved for Venture Capital. Once we achieve our drug development milestones, our shareholders may reap the rewards. The best part? You don't need to be an accredited investor to participate. It's the democratization of investing! Learn more at StartEngine.com.

What are the investment terms?

- Our goal is to make this opportunity accessible to as many people as possible. We're looking to build a diverse community of shareholders to champion our mission. You can become a shareholder for as little as $500, which will secure you 217 shares of preferred stock (valued at $2.30 per share). Preferred stock is especially valuable because it holds a "senior" position, ensuring repayment before common shareholders.
- If you reserve shares you may be eligible for up to 20% bonus shares, free of charge, as an incentive for your commitment to our mission! Larger investors may also qualify for one-on-one discussions with management and complementary treatment with our FDA-approved medical device therapy for osteoarthritis (in addition to the bonus shares!). And as a "Thank You" for your continued support, our current shareholders will receive an additional 10% bonus shares.

What will we use your investment for?

- We allocate over 70% of our funding directly to research and development, making us agile and efficient. Our unwavering focus is on CYT-108, a pioneering biopharmaceutical treatment for osteoarthritis. Your investment will play a pivotal role in funding our first-in-human Phase 1 clinical trial – a historic milestone for Cytonics.
- But that's not all; we have plans to explore other disease indications such as Chronic Obstructive Pulmonary Disease and Acute Respiratory Distress Syndrome, diversifying our pipeline and enhancing our company's value.

When are you launching the Equity Crowdfund campaign?

- Our equity crowdfunding campaign is set to launch very soon. You'll receive an official notification of the launch date from StartEngine! Be ready to join us on this remarkable journey. Reserve your shares today.

An investment in Cytonics is not just an opportunity to participate in state-of-the-art biotechnology research and development, it's an investment in the future health of yourself, your friends, and your family.. We can't wait to have you on board.

Best regards,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TTW 5.5: ✅10% Reservation Bonus (12/9)

Subject: Reserve your Cytonics investment and receive 10% bonus shares

Preview text: Place your reservation before our campaign launches in the next few days.

You are a valued member of our community, and we are pleased to offer you an **extra 10% bonus shares** for reservations made before our Equity Crowdfunding campaign goes live in the next few days!

This **Reservation Bonus** stacks on top of the other bonuses we are offering for investments made early on in the campaign. This is to incentivize early investment which will help our campaign gain momentum and visibility within the StartEngine community.

Combo/Avid Investor Perks:

- **Early Bronze**: Invest **$2,000+** in the first two weeks for **10%** bonus shares.
- **Early Silver**: Invest **$5,000+** in the first two weeks for **15%** bonus shares.
- **Early Gold**: Invest **$10,000+** in the first two weeks for **20%** bonus shares.

By making your reservation before the campaign goes live and completing your investment within the next 2 weeks, you may be eligible for **up to 30% bonus shares**. This is equivalent to a **>20% reduction in share price**, which is *less expensive* than the valuation in our previous campaign!

Appreciatively,

Joey Bose

Joey Bose

President & CEO

joey.bose@cytonics.com

443-827-8135

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

TTW 6: ✅Why invest in Cytonics? - December 7

Dear X,

Why should you invest in Cytonics? Since 2006, we've been on a relentless mission to eradicate osteoarthritis (OA), a debilitating condition affecting over 600 million people worldwide and costing the global economy a staggering $240 billion in ineffective treatments. Our track record speaks volumes:

Our Pioneering Therapy: APIC System

- Our journey began with the development of the Autologous Protease Inhibitor Concentrate ("APIC") system,. which purifies a therapeutic protein, known as "A2M," directly from the bloodstream.
- APIC is FDA-approved and has been used to treat over 8,000 patients to date.

A2M: The Cartilage Protector

- A2M is a naturally occurring blood protein that plays a role in blood clotting. It does this through a mechanism called "protease inhibition."
- A2M serves as a shield against the destructive protease enzymes responsible for cartilage degradation in arthritic joints.
- The success of our APIC treatment is tangible proof that A2M works.

Introducing CYT-108: A Game-Changer

- We are currently developing a genetically modified A2M variant, "CYT-108."
- We have demonstrated that CYT-108 is 3x more potent than the naturally occurring A2M molecule, and reduces cartilage degradation by up to 60% within 3 months of treatment (2 doses).
- If approved by the FDA, CYT-108 will be a groundbreaking pharmaceutical, addressing the very root cause of osteoarthritis by targeting those troublesome enzymes.

De-Risked Development

- The development of CYT-108 isde-risked thanks to the resounding clinical and commercial success of APIC.
- APIC is a testament to A2M's efficacy, and we are poised for a transformative leap forward with the development of CYT-108

The Precipice of Progress

- We stand on the brink of the most pivotal milestone in Cytonics' history: the *first-in-human* Phase 1 clinical study of CYT-108 as a treatment for osteoarthritis of the knee. This is the moment that could change the future of osteoarthritis treatment.

Your Opportunity to Make a Difference

- Now is your chance to invest in Cytonics, right before we reach this critical milestone. Your investment will propel CYT-108 through the rigorous FDA clinical trial process, paving the way for a revolution in osteoarthritis management.

Are you ready to be part of this transformative journey? Reserve shares today.You will then receive step-by-step instructions on how to invest when our Equity Crowdfunding campaign goes live.

We will be offering Preferred Stock of the company valued at $2.30 per share. Early investors will receive preferential terms:

- If you reserve shares you may be eligible for up to 20% bonus shares, free of charge, as an incentive for your commitment to our mission!
- Larger investors may also qualify for one-on-one discussions with management and complementary treatment with our FDA-approved medical device therapy for osteoarthritis.
- And as a "Thank You" for your continued support, our current shareholders will receive an additional 10% bonus shares.

Together, we can rid the world of osteoarthritis and restore the health of over 600M people debilitated by this disease.

Best regards,

✅Extra email: Join us in our mission to rid the world of osteoarthritis

Dear X,

Cytonics is thrilled to extend a special invitation to you - the opportunity to join our mission to eradicate osteoarthritis. We're not just offering an investment opportunity; we're inviting you to invest in the future health of yourself, friends, and family.. Our mission is crystal clear: we are developing the *first therapy* that directly targets the root cause of cartilage degeneration in arthritic joints..

Founded in 2006 by Dr. Gaetano Scuderi, a pioneering orthopedic surgeon and researcher, Cytonics is committed to developing the cure for osteoarthritis. Our journey has led us to significant breakthroughs, including a transformative therapy that has positively impacted the lives of over 8,000 patients. Now, we're on the brink of FDA human clinical trials for "CYT-108," a groundbreaking advancement designed to eliminate OA once and for all.

After six years of unwavering dedication and a $5 million investment, CYT-108 is primed for its *first-in-human* Phase 1 clinical trial in January 2024. This pivotal moment is the culmination of

our collective effort to develop a therapy that addresses the root cause of cartilage degeneration. Now, we are inviting new and current shareholders to participate in our groundbreaking research and accelerate the development of CYT-108 through FDA clinical trials.

We will be offering Preferred Stock of the company valued at $2.30 per share. Early investors will receive preferential terms:

- If you reserve shares you may be eligible for up to 20% bonus shares, as an incentive for your commitment to our mission!
- Larger investors may also qualify for one-on-one discussions with management and complementary treatment with our FDA-approved medical device therapy for osteoarthritis.
- And as a "Thank You" for your continued support, our current shareholders will receive an additional 10% bonus shares.

To join us on our mission, please visit www.startengine.com/offering/cytonics to research your shares today.

Warm regards,